4/23

04024549

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME HylsaMex

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 26 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4252 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/26/04

82-4252



Hylsamex 2003

INFORME ANUAL / ANNUAL REPORT

ARIS
12-31-03

Contents

Hylsamex
ANNUAL REPORT

Financial Highlights HYLSAMEX, S.A. de C.V. and Subsidiaries

	2003	2002	%Var.
Sales (thousand of tons.)	**2,889**	2,778	4
Revenue per ton (US$)	**502**	488	3
Cost (1) per ton (US$)	**437**	417	(5)
EBITDA (2) (US$ million)	**187**	197	(5)
Income Statement (Ps million)			
Net Sales	**15,977**	14,017	14
EBITDA	**2,061**	2,046	1
Depreciation and amortization	**1,366**	1,289	6
Operating income	**695**	757	(8)
Majority net income	**(835)**	(760)	N/A
Net income per share (Ps.)	**(1.648)**	(1.501)	N/A
Balance Sheet (Ps million)			
Total assets	**29,871**	29,742	0
Total liabilities	**19,368**	18,564	4
Consolidated stockholders' equity	**10,503**	11,178	(6)
Book value per share (Ps)	**17.052**	18.436	(8)

Note: In the editorial section of this annual report, monetary figures are expressed in pesos (Ps.) as of December 31, 2003 or dollars (US$), unless otherwise specified. Comparisons are in real terms, that is, discounting the effects of inflation. Volume figures are in metric tons.

(1) Cost of goods sold before depreciation and amortization plus operating expenses.
(2) Operating income before depreciation and amortization.

Main Indicators

Value Added Products
(% of Total Revenue)

'99	58
'00	60
'01	63
'02	65
'03	**62**

Sales
(Thousand Tons)

'99	2,849
'00	2,722
'01	2,344
'02	2,778
'03	**2,889**

EBITDA per Ton
(US$ per ton)

'99	104
'00	93
'01	66
'02	71
'03	**65**

Exports
(Thousand Tons)

'99	373
'00	435
'01	323
'02	582
'03	**637**

EBITIDA
(Thousand Dollars)

'99	295
'00	253
'01	155
'02	197
'03	**187**

Financial Summary Hylsamex, S. A. de C.V. and Subsidiaries (Ps. millions)

	2003	2002	2001	2000	1999
Total assets	**29,871**	29,742	28,786	33,931	35,272
Net working capital	**2,775**	2,971	2,030	3,020	4,110
Total liabilities	**19,368**	18,564	19,681	21,173	19,674
Total stockholders' equity	**10,503**	11,178	9,105	12,758	15,598
Net sales	**15,977**	14,017	12,666	16,292	17,068
Consolidated net income	**(818)**	(934)	(2,790)	191	894
Majority net income	**(835)**	(760)	(2,778)	183	853
Minority net income	**17**	(174)	(12)	8	41
Outstanding shares (millions)	**506.340**	506.340	243.756	243.756	243.756
Employees	**7,219**	7,207	6,966	7,421	7,691
Interest coverage	**2.02**	1.82	1.07	1.73	2.06
Financial leverage	**1.84**	1.66	2.16	1.66	1.26
Long-term liabilities / Property, plant and equipment	**0.77**	0.77	0.61	0.69	0.59
Long-term liabilities / Capitalization	**0.60**	0.58	0.58	0.55	0.48
Current ratio	**1.83**	2.16	0.68	1.22	1.33
Earnings per share (Ps)	**(1.648)**	(1.501)	(11.395)	0.751	3.501
Book value per share (Ps)	**17.052**	18.436	29.011	43.638	55.622

To Our Shareholders

Hylsamex made progress in 2003 with its strategic plan to grow in value-added products. Additionally, its financial performance permitted significant progress toward its objective of debt reduction.

Sales prices and variable costs registered increases, in line with the tendencies of the international markets, and fixed costs were reduced.

The results achieved were sustained, as in past years, by the efforts and dedication of our personnel.

Operations

The elevated consumption of steel in China and the world economic recovery propelled the growth in world steel demand and created favorable conditions for steel companies, especially during the first part of the year.

The improved international market allowed the Mexican steel industry to compensate for the country's weak economic growth. During 2003, domestic steel demand grew 5%, liquid steel production increased 8% and finished products output grew 7%.

Steel imports declined by 6%, although they continued to be a significant part of total national consumption, representing 25%.

Hylsamex registered a total sales volume of 2.9 million tons, 4% higher than last year. Prices in dollars grew 3% and value-added products represented 62% of total sales.

Domestic sales reached 2.3 million tons, a growth of 3%. Given the improved conditions in international markets, exports grew 9% in volume and 15% in value, for a total of 637,000 tons and US$327 million, respectively. Export sales were 22% of the total.

The company's permanent strategy to reduce costs and expenses continued to reap favorable results. For example, as compared with 2002, fixed costs and expenses in dollars per ton of steel declined 5%. However, variable costs increased by 10%, owing principally to the steep increase in the price of natural gas and its impact on the increase of electricity prices, as well as the increased prices of steel scrap.

Finances

The increased volume and improved prices helped Hylsamex's income for the year to grow by 14%, for a total of 15,977 million. Operating profit was 695 million, 8% lower due to the increased costs of energy and steel scrap.

Cash flow was US$187 million, 5% lower than in 2002. Despite this, the company's performance — measured as EBITDA in dollars per ton — continued to be among the

best in North America.

During 2003, Hylsamex invested US$55 million in fixed assets in order to increase participation in value-added product lines. Most of the resources (56% of the total) were concentrated in the capacity expansions in Galvak, the majority of which began operations.

Resources were also destined to take advantage of the iron ore reserves at the Consorcio Minero Benito Juárez — Peña Colorada mining operation, as well as to maintain the productive installations in optimum conditions.

To improve the debt profile, a loan belonging to the subsidiary Hylsa was successfully refinanced. The operation consisted in the exchange of a medium-term promissory note for a new, longer-term note.

The generation of cash flow allowed a reduction of US$42 million in Hylsamex's net debt, which at the close of 2003 was US$1,014 million. Regarding financial indicators, the interest coverage ratio improved from 1.8 to 2.0x, while the ratio of net debt to LTM EBITDA was maintained at 5.4x.

Strategy

The principal challenge for Hylsamex during 2003 was dealing with the price increases of some of the major cost components such as natural gas and steel scrap.

To counteract this negative impact, our subsidiaries have been implementing important energy savings programs, as well as substituting other lower-cost fuels for natural gas.

In fact, Hylsamex has been working on the development of a new technology that will allow the use of alternate energy sources for producing direct reduced iron. The project has already advanced from laboratory to pilot plant testing. If the economic advantages of this new technology are proven, industrial scale operation could be implemented in order to reduce costs and increase flexibility in the use of energy sources.

Galvak reinforced its commercial leadership, concluding various high-value-added investment projects that will allow increased production capacity. These included a second insulated panel line, an architectural panel line, a sixth mill for tube production, a second production line for Galvateja and a fourth cutting line. All these projects started up successfully, increasing production capacity. Additionally, an investment approved for production of galvanized profiles should start up in 2004.

The associated non-consolidated company Siderúrgica del Orinoco (SIDOR) also saw the benefits of improved international market conditions.

In June 2003, SIDOR concluded its debt restructuring process, reaching a satisfactory agreement with financial creditors and the Venezuelan government. Thus, the company now has a sound financial structure, which will permit it to take better advantage of its

excellent competitive position.

Perspectives

On January 19, 2004, ALFA, S.A. de C.V. announced their decision to reduce their investment in Hylsamex as part of the strategy that has been underway since 2001 of generating more value for its shareholders. This decision was approved by an Extraordinary Shareholders Meeting, which was held on February 4.

The first stage of the process consists in delivering to ALFA shareholders 38.97% of Hylsamex's equity by means of the emission of titles known as Certificados de Participación Ordinaria (CPO's). The second stage will occur during the first trimester of 2005, and will consist in the delivery of CPO's for the remaining 51% of Hylsamex common equity.

Once both stages have been completed, Hylsamex will become an independent public company. This will allow financial institutions and the investing public to make a better valuation of the company, increasing its access to capital markets. Hylsamex likewise held an Extraordinary Shareholders Meeting this past February 4, in order to bring the company's by laws in line with the new operating conditions.

The capitalization carried out a year ago improved the company's financial condition, while reductions in costs and expenses have strengthened its competitiveness. These added to the strategy of higher value-added products and its excellent customer service are the foundation that allows Hylsamex to maintain its leadership in the steel industry.

Short term, a recovery is expected in the world economy and particularly those of the U.S. and Mexico. Also, China is expected to continue to demand substantial quantities of steel products.

Against this favorable backdrop, Hylsamex should make important progress in operating and financial results, capitalizing on its competitive position. This will permit improving its financial structure and to continue consolidating its leadership position.

Also, it will continue the campaign to reduce costs and expenses and will assure the successful startup of the Galvak expansions.

Based on the above, Hylsamex expects to continue advancing in 2004 on its main objectives of decreasing debt and generating greater value for its shareholders.

The Board of Directors, as always, is grateful for the support and vote of confidence of the shareholders, customers, suppliers and the financial community for the results obtained during 2003, and expects to continue having them, since they will be key elements in this new stage of Hylsamex.



March 5, 2004
San Nicolás de los Garza
Nuevo León, México

Dionisio Garza Medina
Chairman of the Board

Alejandro M. Elizondo
Chief Executive Officer

Hylsa

Raw Materials



2003 was a year of extraordinary results, driven by the sale of iron ore to China. A total of 818,000 metric tons were exported, representing sales of US$24 million. Operationally, actions previously taken were further intensified to reduce energy costs - such as fuel oil and electricity - in order to compensate the increases in these basic raw materials.

In light of the increasing demand from China for iron ore, contracts were formalized for the sale of 2.4 million tons of pellet over the next 5 years and 1 million tons of hematite iron fines for export in the next two years. This has allowed us to sell material that otherwise would go unused by the company.

To take advantage of the increased world demand for iron ore, a project was approved to expand the Consorcio Benito Juárez - Peña Colorada pellet plant capacity from 3.5 to 4 million tons per year.

Highlights

- Plants operated at high capacity levels during the year.
- Pellet production of 3.2 million tons, 4% greater than 2002.
- Exports of concentrated ore and fines to China totaling 818,000 tons.

Mining Pellet Production

(Million Tons)


'99
3.3
'00
3.0
'01
1.7
'02
3.1
'03
3.2

HYL
TECHNOLOGY FROM HYLSAMEX



The high costs of natural gas helped focus the Technology Division's R&D efforts on reducing process dependence on this energy source, as well as reducing current operating costs.

One important project is a pilot plant for melting DRI using petcoke, the cost of which is significantly lower than natural gas. The hot metal obtained from the melting furnace is similar to blast furnace iron and its use in electric furnaces can increase productivity. This project represents a potential for reducing the transformation cost of liquid steel.

The pilot plant has been built and the experimental program is underway. To date, the program is advancing as planned.

By the end of this year, sufficient information will have been gathered to determine the viability of the project. If the expected benefits are confirmed, an industrial scale installation will be implemented.

The recovery of the world steel industry has reactivated interest in new direct reduction plant projects. Proposals with favorable expectations are currently being evaluated for projects in Saudi Arabia, Qatar, Russia and China.

Technical Assistance Services
(Weeks per man, accumulated)


'99
5,950
'00
7,050
'01
7,600
'02
8,600
'03
11,116

Highlights

- Development of a new ironmaking process to reduce natural gas dependency and operating costs and increase productivity.
- Leadership position in providing technical assistance and training services for steel mill operations worldwide.
- Reactivation of market interest for new direct reduction plant projects.
- Commercialization continues for the SAP-based preventive maintenance system.

Hylsa
Flat Steel Division



Results for the Flat Products Division in 2003 were satisfactory, with total sales 1% higher than last year for a total of 1.6 million tons. Domestic sales totaled 1.3 million tons, an increase of 3%.

Value-added products sales increased by 3% and represented 39% of total shipments.

Regarding quality programs, renewal approval was obtained for QS-9000 certification. Accreditation was obtained for the ISO/IEC 17025 Standard for assuring the competence and technical validity of the analyses from the chemical and metallurgical laboratories.

During the year the Natural Work Teams model was implemented. This allows greater delegation of authority for decision-making in work areas, giving personnel greater response capacity for problem solving. Projects for improving operating efficiency were also promoted.

Investments were made to improve the cold rolling mill operations and finished product warehouse, as well as keeping plant and equipment in top condition.

Highlights

- The Number 2 Steel Mill, annealing furnaces and tempering mill all registered production records.
- Further productivity advances were achieved, reaching 2.6 man-hours per ton, 3% lower than in 2002.
- For the fourth consecutive year, out-of-spec product was reduced.


Flat Products Division Sales
(Thousand Tons)
'99
1,682
'00
1,663
'01
1,184
'02
1,602
'03
1,623

Hylsa

Bar and Rod Division



In 2003 the Division showed outstanding performance, particularly in financial results, despite the slow economic growth and higher energy and scrap prices.

This performance was highlighted by a 29% growth in total revenue with respect to 2002, and an 81% increase in EBITDA.

Contributing factors for the improved results included product price increases and increased exports.

Quality and productivity programs were reinforced during the year. In February, the Puebla plant received QS-9000 Certification, signifying accreditation as a reliable supplier of steel for the automotive industry. Additionally, ISO-9000 Certification was renewed (version 2000) for both plants. The Puebla plant received the Clean Industry Certification from the Mexican Environmental Authorities.

The Balance Scorecard methodology was implemented, allowing more precise definition and improved follow-up of business strategies. To improve labor productivity, the Natural Work Teams methodology was implemented. This allows each work team to be responsible for the operating results in their area, avoiding the need for supervisors. Results observed to date for these two programs have been favorable.

Additionally, investments were made in maintenance and replacement of equipment to keep plant facilities at optimum levels.

Bar and Rod Division Sales

(Thousand Tons)


'99
976
'00
844
'01
771
'02
979
'03
1,029

Highlights

- Production: 1.03 million tons, 6% lower than 2002.
- Sales: 1.03 million tons, 5% greater than 2002.
- Exports increased with respect to the previous year, representing 7% of total sales.

GALVACER
HYLSAMEX PROCESSED STEEL



This business unit registered favorable results during 2003, strengthening its leadership position in the coated steel markets.

Sales totaled 731,000 tons of value-added products, 2% greater than 2002. Of this, more than 228,000 tons was for the export market, growing by 18%.

Total income reached US$541 million, equivalent to 37% of the total Hylsamex income for the year.

New products were introduced, gaining full acceptance by customers: the market leader Galvatile introduced the new Insulated variety; Galvapanel introduced the architectural construction systems Arkiflat and Arkirib; Condulek tubular products, and darker color options were added to the Galvakolor panel line as a result of the Cool Roof painting system - unique in Mexico.

Galvacer Organization

- Galvacer consolidated its international presence with three service centers in the USA - in San Antonio and Dallas, Texas and in Phoenix, Arizona; adding to the existing centers in San Jose, Costa Rica, Santiago, Chile and Toronto, Canada.

GALVAK

GALVACER IN COATED STEEL PRODUCTS



The company's performance during 2003 was constrained by the country's weak economic growth, particularly in the automotive and construction sectors.

Total sales volume was maintained at levels similar to the previous year, however exports reached their highest historic levels due to improved conditions in international markets. To consolidate Galvak's international presence, three service centers were installed in the USA in San Antonio and Dallas, Texas and in Phoenix, Arizona.

New capacity started up, including Tube Mill VI, the #2 Panel line, a batch Panel line, a second Galvatile line and a fourth Cutting line. These investments strengthen the company's leadership position and open the way for capitalizing on the expected economic recovery during 2004.

To strengthen labor productivity, the Six Sigma Program was intensified, achieving important savings in operation and working capital. Also, to increase and update employees' technical preparation, a new program was started which is called "Galvacer University".

The most advanced information technologies continue to be used to improve customer service, facilitate electronic access to the company's systems and provide better working tools for the labor force. In particular, the improved functionality of the SAP system can be highlighted.


Galvak Sales
(Thousand Tons)
'99
436
'00
447
'01
484
'02
521
'03
521

Awards

- Clean Industry Certification.
- Nuevo León Ecology Award.
- Nuevo León Award for Human Resources Development.
- National Award for Best Practices in Human Resources.
- National Teamwork Award.
- ISO-9001 Certification, version 2000.

HYLSADAT

GALVACER IN TUBULAR STEEL PRODUCTS



The Division achieved satisfactory results in 2003, with an 8% increase in total sales. This was achieved by greater concentration on the domestic market, the development of products such as the coated nipple and API tubes which are marketed to the oil industry, and a growth of 61% in exports.

To improve administrative efficiency, a new system was installed based on Progress Technology for controlling production and inventory. An electronic system was developed for quality assurance, and a new commercial function was created for direct sales to both Federal and State governments.

Concerning quality, the Six Sigma program was extended to cover more areas and personnel, as well as achieving savings in operating costs and working capital. ISO-9002 Certification version 1994 was updated to ISO 9001, version 2000.

In environmental concerns, special attention was given to training workers in the handling of dangerous materials as well as regarding existing environmental legislation and penalties.

Highlights

- Installation of a new nipple fabrication line.
- Increase in the range of API tubing to 6" via improvements in the reducing furnace.
- Installation of equipment for the zinc metallizing of the pipe threads and the application of organic coating in the conduit production line

Tubular Products Division Sales

(Thousand Tons)


'99 168
'00 162
'01 186
'02 196
'03 210

ACEREX
HYLSAMEX • WORTHINGTON STEEL



The company faced a difficult year in 2003 due to a greater number of similar service centers providing increased competition, as well as the country's weak economic growth.

Total sales volume decreased by 11% from 2002, with a greater declines in tolling business vs. direct sales. Export activity remained at levels similar to 2002.

To deal with the increase in competition, the company aimed its efforts at those customers with greater technical needs, having the necessary equipment and personnel to differentiate themselves from the competition. These efforts will be intensified in 2004.

Additionally, investments were made in information systems that will allow faster and more efficient response to customers' needs.


Acerex Sales
(Thousand Tons)
'99 250
'00 345
'01 361
'02 349
'03 310

Competitive Advantage

- To strengthen market position, Acerex has the technical and commercial support of their partner, Worthington Industries - the U.S. leader in the processing of flat steel products.

WORTHINGTON INDUSTRIES



Siderurgica del Orinoco (SIDOR), a non-consolidated Venezuelan steel company, capitalized on the improved international market conditions.

Improved international prices and the company's favorable cost structure allowed the company to improve its financial results.

Total sales reached 3.1 million tons, 3% lower than the previous year. Sales to the domestic Venezuelan market improved 10%, for a total of 1 million tons.

Exports totaled 2.1 million tons, down 8%. This was still sufficient to retain their position as the principal Latin American exporter of finished steel products.

Highlights

- Investments totaling US$61 million.
- Modernization of the direct reduction facilities, melt shops, rolling mills, bar and wire mills, general services and information systems.
- Achieved ISO 9001 Certification version 2000.

The following report contains audited information for 2003 and should be read in conjunction with the Letter to the Shareholders, the Corporate Review, Audited Financial Statements, and the supplementary information. The information is presented in constant Pesos (Ps.) as of December 31, 2003 and for convenience, certain income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month while balance sheet items are translated into dollars at the end-of-period exchange rate.

OVERVIEW

Hylsamex posted stable operating results throughout 2003, as EBITDA generation was evenly distributed during the year, in spite of the volatility observed in international steel prices and demand, as well as the higher cost of certain inputs. Revenue per ton reached US$502/ton, a 3% improvement compared to 2002. Similarly, annual volume sold increased 4% to 2,889,300 tons. The Company recorded another year of solid export volume, as shipments overseas were the highest in the past 8 years. Hylsamex's EBITDA generation of Ps.2,061 million (US$187 million) was slightly above the one registered in 2002, and contributed to reduce net debt by US$42 million to an end-of-the-year balance of US$1,014 million.


Key Operating Variables
900
750
600
450
300
150
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2000
2001
2002
2003
Tons ('000)
Revenue per ton (US$)
Cash Cost per ton (US$)

Due to the similar level of EBITDA compared to 2002, the Company's financial condition remained stable. Leverage, measured by Net Debt to EBITDA, was 5.44x, virtually unchanged compared to the 5.36x registered at the end of 2002. The interest coverage ratio improved to 2.0x, from the 1.8x recorded in 2002. During the year, Hylsamex also took steps to improve its financial profile, including a refinancing of Hylsa debt. A total of 91.18% of the holders of an Hylsa Medium Term Note with maturity in 2007 agreed to exchange for the new long term debt instrument "Certificados Bursátiles", representing 203.7 million UDIs (US$60.4 million; assuming a Ps.11.30/USD exchange rate), with scheduled repayment in 2008.


Net Debt
(US$ Million)
EBITDA U12M
(US$ Million)
1,600
1,400
1,200
1,000
800
600
400
400
350
300
250
200
150
100
50
2001
2002
2003
Net Debt
LTM EBITDA


Leverage
(Times)
Int. Coverage
(Times)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
3.0
2.0
1.0
0.0
2001
2002
2003
Net Debt/ LTM EBITDA
LTM Int. Coverage

Hylsamex remains cautiously optimistic for 2004 as a result of favorable pricing and volume trends observed early in the year. Further, Galvak —Hylsamex's coated steel subsidiary— reinforced its position in attractive markets by completing the installation of four new processing lines and opening three distribution centers in North America, with another four distribution centers to follow.

STEEL MARKET

The global steel industry lived through a dynamic year in 2003. Early in the year, an exceptional surge in steel demand from the Far East followed by a sudden standstill in purchases produced a short "boom-bust" cycle in global steel prices. However, since 3Q03, economic growth in the Far East paired with clear evidence of a recovery in the U.S., has strongly stimulated worldwide steel demand. As a result, 4Q03 saw a robust steel market with an upward trend in pricing —across all product categories— which has continued thus far in 2004. The early lifting of Section 201 steel tariffs in the U.S. has yet to show any effect on North American steel prices, as demand from the Far East has helped to stabilize world demand and supply, and the weak dollar has made imports less attractive. Also, since late 4Q03, Hylsamex has been finding export opportunities again due to improved pricing. Conversely, little growth was observed in 2003 for the various domestic steel markets that the Company serves.

As mentioned, the domestic steel market showed little growth, as the Mexican economy expanded at a sluggish pace. According to official data from the Cámara Nacional de la Industria del Hierro y del Acero ("Canacero"), annual domestic steel demand for flat products —hot and cold rolled steel are relevant to Hylsamex— grew a merely 2% compared to 2002. However, imports of hot and cold rolled steel dropped 15% year-over-year, as demand from Asia absorbed the steel production from export-oriented countries. This, in turn, caused domestic hot and cold rolled steel production to reach 4.5 million tons, a 5% year over year increase, as domestic producers regained market share from imports.


Flat Products Market in Mexico *
(Millions of metric tons per year)
6.0
5.0
4.0
3.0
2.0
1.0
2000
2001
2002
2003
Production
Imports
Demand

*Hot and cold rolled steel

SALES VOLUME

Hylsamex sold 2,889,300 tons of steel products during 2003, an increase of 4% from the 2,777,500 tons sold in 2002. Shipments of flat products —hot and cold rolled band, tubular, and coated products— were up 3% or 60 thousand tons for the year while the sale of long products increased 5% or 52 thousand tons in the year.

Total domestic sales volume for the year amounted to 2,252,800 tons, an increase of 3% from the 2,195,600 tons sold in 2002. The increase was due to higher sales in certain categories of flat products and to greater tonnage sold of billet, a semi-finished long product. The other major categories of steel products remained at levels similar to the previous year.

Hylsamex recorded another year of solid export volume, fueled by demand from Asia and a pick up in economic activity in North America late in the second half of the year. The Company reported the highest level of export tonnage in the past 8 years. Total export shipments amounted to 636,500 tons, increasing 9% from the 581,900 tons sold in 2002. Since the flat products division recorded a slight decrease in its export volume, most of the rise is attributable to shipment growth at the long, coated, and tubular products divisions. The export ratio reached 22% during 2003, similar to the 21% registered in 2002.

Sales Volume
('000 Metric Tons)

	1999	2000	2001	2002	2003
Domestic Market	2,476	2,287	2,020	2,196	**2,253**
Export Market	373	435	324	582	**636**
Total Shipments	**2,849**	**2,722**	**2,344**	**2,778**	**2,889**

In the twelve months ended December 31, 2003, Hylsamex's revenue amounted to US$1,449 million (Ps.15,977 million), 7% higher than the US$1,356 million (Ps.14,017 million) obtained in 2002. For the year 2003, revenue per ton calculated in dollars reached US$502/ton, US$14 or 3% higher than the US$488/ton attained in 2002. Revenue per ton in 2003 consisted of an average steel price of US$459/ton and a US$43/ton contribution from other steel-related revenues. The entirety of the increase in revenue per ton versus 2002 was associated with an improvement in Hylsamex's average steel price, which reached US$459/ton in 2003, US$14 or 3% higher than the US$445/ton achieved in 2002. The Company registered other steel-related revenue of US$43/ton, identical to the 2002 level.

In relation to average prices in dollar terms, Hylsamex experienced a 4% increase in the domestic market while average export prices remained unchanged. The improvement in domestic prices was mostly produced through better average pricing in the long products Division. This even takes into account the less rich product mix as compared to last year, as Hylsamex doubled billet sales volumes, shipments that nonetheless were accompanied by a 14% average price increase in billet. Average domestic prices at the flat, coated and tubular products Divisions showed modest improvements.

Average export prices remained unchanged versus 2002, as a result of the 3% drop in export prices at the flat products Division, offset by 3% increases in the export price at the long and coated products Divisions. A less rich export mix also played a role, since Hylsamex exported more long product tonnage during the year.

Measured in Peso terms, the increase in sales revenues reached 14%, comprised of a 4% growth in shipments and a 10% improvement in revenue per ton (Ps.5,530 in 2003 vs. Ps.5,047 in 2002). While the Company successfully passed through several price increases during the year in its flat and long product categories, the 12% Peso devaluation further enhanced Peso prices (comparing the daily average exchange rate for each year).

Export revenues for the year totaled US$327 million (Ps.3,606 million), 15% above the US$284 million (Ps.2,955 million) recorded in 2002 on account of the increase in export shipments of long, coated, and tubular products.

Sales Revenue
(US$ Million)

	1999	2000	2001	2002	2003
Domestic Market	1,178	1,214	1,041	1,072	**1,122**
Export Market	195	226	170	284	**327**
Total Revenue	**1,373**	**1,440**	**1,211**	**1,356**	**1,449**
Revenue per ton					
Ps./ton	5,992	5,985	5,405	5,047	**5,530**
US$/ton	482	529	517	488	**502**
Average Selling Price					
Ps./ton	5,499	5,373	4,821	4,600	**5,056**
US$/ton	443	475	461	445	**459**

COST OF GOODS SOLD

COGS for the year 2003 totaled US$1,278 million (Ps.14,084 million), 9% higher than the US$1,169 million (Ps.12,067 million) incurred in 2002. The growth in COGS was led by higher energy and scrap costs, followed by a 4% annual increase in volume sold, and higher prices for externally-sourced steel for consumption at the coating operations. The increase in COGS was lessened by the positive effect on Peso-linked items by the 12% Peso devaluation (comparing the daily average exchange rate for each year).

Cost of Goods Sold

	1999	2000	2001	2002	2003
Total COGS					
Ps. Million	13,363	13,604	11,232	12,067	**14,084**
US$. Million	1,076	1,203	1,073	1,169	**1,278**
COGS per ton					
Ps.	4,691	4,998	4,793	4,345	**4,875**
US$.	378	442	458	421	**442**
Gross Margin	22%	16%	11%	14%	**12%**

On a per ton basis, COGS in 2003 amounted to US$442/ton, increasing 5% or US$21/ton from the US$421/ton registered in 2002. The US$21/ton increase in COGS was caused by a US$27/ton increase in variable cost, partially offset by a US$6/ton reduction in fixed cost. The increase in variable cost was due to the higher prices observed in 2003 for key inputs such as scrap, energy, and externally-sourced steel for the coating operations. The decrease in fixed cost had its roots in the higher shipment

levels that resulted in a more efficient spreading of fixed costs, and also to the positive effect that the devaluation of the Mexican currency had on Peso-related fixed costs. The behavior in 2003 of costs associated with the main inputs required in steel production is detailed below:

Energy Inputs

- **Natural Gas.** Hylsamex's effective cost for natural gas was US$4.97/MMBtu, increasing 43% from the US$3.48/MMBtu registered in 2002. In contrast, Hylsamex's reference price for natural gas —the South Texas index— increased 70% on average (US$5.14/MMBtu in 2003 compared to US$3.03/MMBtu in 2002). Management's hedging strategies proved effective because approximately 95% of the annual natural gas needs were hedged with mechanisms that reduced the volatility connected to the South Texas spot prices to a narrow range between US$4.95/MMBtu and US$5.25/MMBtu. The Company is constantly monitoring and studying the natural gas markets to manage this exposure. In addition, management actively pursues physical hedges to reduce consumption of natural gas when prices are high.

During 4Q03, management saw the opportunity to monetize the value of a cap at US$5.00/MMBtu it had in place to hedge 63% of its requirements from January to October of 2004. As a result of this transaction, the Company will receive a US$0.375/MMbtu discount in its natural gas cost from January to October of 2004, on 200 natural gas contracts per month. Thus, the unrealized the benefit to Hylsamex from this transaction totals US$7.5 million.

As of the date of this report, the natural gas hedging program consists of the following positions:

- 2004: 63% of the requirements for November and December hedged with a costless collar of US$4.1225-5.00/MMBtu against the South Texas price; 63% of the requirements for the January to October period remain with a floor at US$4.1225/MMBtu.

- 2005: 32% of the needs for the calendar year are hedged with a US$4.58/MMBtu swap capped at US$7.00/MMBtu, against the NYMEX natural gas price, which historically has been US$0.20 higher than the South Texas price, on average.

- **Electricity**
  The Company's average cost of electricity was US¢3.97/KWh, 12% higher than the cost of US¢3.56/KWh observed in 2002. The increase in the cost of electricity was the result of higher international prices for fossil fuels. Some relief was provided by the positive effect of the 12% Peso devaluation (when comparing the average exchange rates of each year) on the Peso-linked portion of the electric fluid.

Energy Inputs
Quarterly Prices



7.0
6.0
5.0
4.0
3.0
2.0
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
Electricity (US ¢KWh)
Natural Gas (US$ / MMBtu)
Natural Gas South Texas

Metallic Inputs

The weighted average cost of Hylsamex's metallic charge in 2003 was US$150/ton, up 16% from the previous year. The metallic charge's cost increased due to higher natural gas prices affecting the cost of DRI and also due to the upward trend observed in scrap prices during the year. The average cost of producing DRI rose US$24/ton or 18% compared to the previous year. Domestic and imported scrap prices experienced rises, in a similar fashion, each increased 18% measured against the prior year. The total content of DRI in Hylsamex's metallic charge was 52%, with scrap —whether domestic, imported or internally generated— representing 48%.

OPERATING EXPENSES

Operating expenses in 2003 totaled US$109 million (Ps.1,198 million), decreasing 6% from the US$116 million (Ps.1,193 million) in the previous year. Since most of this line is denominated in Pesos, the decline was mainly caused by the Mexican currency's weakness during the year. In addition, the Company incurred in less administrative expenses as a result of the cancellation of a payroll tax item previously charged to the Company. The operating expenses to sales ratio shrank to 7.5%, from the 8.5% registered in 2002.

OPERATING INCOME

Hylsamex obtained operating income of US$63 million (Ps.695 million) during full year 2003, reflecting a 13% decrease from the US$72 million (Ps.757 million) recorded in 2002. The operating margin for 2003 reached 4.3%, compared to the 5.3% registered in 2002. The slight fall in operating income is explained by cost increases in energy, metallics, and externally-sourced steel for the coating operations, which were partially made up for by export volume increases, improved steel prices, and lower operating expenses.

Operating Income and EBITDA

	1999	2000	2001	2002	2003
Operating Income					
Ps. Million	2,339	1,458	292	757	**695**
US$ Million	188	128	29	72	**63**
Operating Income per Ton (US$)	66	47	12	26	**22**
Margin	14%	9%	2%	5%	**4%**
EBITDA					
Ps. Million	3,684	2,874	1,619	2,046	**2,061**
US$ Million	295	253	155	197	**187**
EBITDA per ton (US$)	104	93	66	71	**65**
EBITDA Margin	22%	18%	13%	15%	**13%**

CASH FLOW FROM OPERATIONS

For the period ended December 31, 2003, accumulated cash flow from Hylsamex's operations measured as EBITDA was US$187 million (Ps.2,061 million), 5% below the US$197 million (Ps.2,046 million) generated in 2002. In spite of a 4% increase in tonnage sold and improved steel prices, significant rises in variable costs prevented Hylsamex from improving EBITDA generation. On a per ton basis, EBITDA in 2003 reached US$65/ton, decreasing 9% from the US$71/ton recorded in the previous year. Hylsamex achieved an EBITDA to sales margin of 12.9% in 2003, slightly lower than the 14.5% of the preceding year.

Change in EBITDA from 2002 a 2003
(US$ Million)


197.1
24.1
(39.1)
(1.8)
6.3
186.6
EBITDA 2002
Sales Volume
Marginal Contribution
Fixed Costs
Operating Expenses
EBITDA 2003

Hylsamex generated a considerable amount of cash flow from managing its net working capital. In 2003, net working capital represented a source of funds of US$9 million; in contrast, net working capital in the previous year was a use of funds of US$59 million. This US$68 million annual swing is mostly explained by the virtually constant inventory end-of-the-year balance in 2003 compared to 2002, and to a lesser extent, to a year-over-year increase in working capital liabilities.

COMPREHENSIVE FINANCIAL RESULT

The Company recognized a net financial cost of US$141 million (Ps.1,548 million) in 2003 as compared to a net financial cost of US$161 million (Ps.1,667 million) of 2002. A considerable share of the variation relates to the lower financial expenses in 2003 as compared to those incurred in 2002 that include roughly seven months of the pre-restructuring period. The yearly drop in CFR is also explained by decreases in foreign exchange losses and monetary position gains, as a consequence of a reduction in foreign currency debt, since during both years inflation in Mexico was similar and the Peso suffered moderate devaluations.

Comprehensive Financial Result
(US$ Million)

	1999	2000	2001	2002	2003
Financial products	12	18	10	11	**6**
Financial expenses	(156)	(165)	(154)	(120)	**(101)**
Financial expenses, net	(144)	(147)	(144)	(109)	**(95)**
Exchange gain (loss)	33	(26)	45	(116)	**(88)**
Monetary gain	137	106	56	70	**44**
Labor liability actualization	(4)	(5)	(4)	(6)	**(4)**
Capitalized financial result	(14)	(0)	0	0	**2**
Comprehensive Financial Result	8	(72)	(47)	(161)	**(141)**
Macroeconomic Variables					
Peso/US$ exchange rate	9.5220	9.5997	9.1423	10.3125	**11.2360**
Peso appreciation (depreciation)	3.60%	(0.81%)	4.76%	(12.80%)	**(8.96%)**
Domestic Inflation	12.32%	8.96%	4.40%	5.70%	**3.98%**

TAXES

Hylsamex charged to the income statement US$19 million (Ps.228 million) in tax accruals during 2003. In contrast, in 2002 the Company credited US$53 million (Ps.528 million) in tax accruals. The charge to the income statement in 2003 was produced by the cancellation of deferred tax assets generated in prior years, which will not be recovered in the future according to current estimates.

CONSOLIDATE NET INCOME (LOSS)

For 2003, Hylsamex recorded a consolidated net loss of US$72 million (Ps.818 million), US$17 million or 19% less than the net loss of US$89 million (Ps.934 million) in 2002. The smaller loss is mainly due to a lower comprehensive financial cost— mainly triggered by a lower recognition of FX losses and a smaller financial burden due to the debt restructuring, higher equity income from Sidor, and one-time special charges made in 2002 not repeated in 2003.

Consolidated Net Income (Loss)
(US$ Million)

	1999	2000	2001	2002	2003
Operating income	188	128	29	72	**63**
Comprehensive financial result	8	(72)	(47)	(161)	**(141)**
Other expense and special items, net	(10)	(6)	(35)	(43)	**(3)**
Results from unconsolidated subsidiaries	(98)	(20)	(88)	(10)	**28**
Income tax, asset tax and profit sharing	(19)	(14)	(132)	53	**(19)**
Consolidated Net Income	69	16	(273)	(89)	**(72)**

CAPITAL EXPENDITURES

Capital expenditures for 2003 amounted to US$55 million (Ps.604 million), as compared to US$21 million (Ps.222 million) invested in 2002. Out of the investment for 2003, US$14 million (Ps.150 Million) were spent on the removal of overburden material at the mines and US$10 million (Ps.114 million) was invested in normal capex throughout Hylsa. At Galvak, US$31 million (Ps.340 million) were disbursed as the company continued its strategic expansion program. Galvak successfully installed new pre-painted steel, mechanic tubing, transforming, and insulated panel production lines, which will further enrich its product mix by adding more value to the coated steel. In addition, the Company kicked off a related strategic initiative called "Galvacer Americas", by opening a service and distribution center in Texas. Following excellent results, Galvak expanded its network in North America, by inaugurating distribution centers in other major southern U.S. cities.

Capital Expenditures
(US$ Million)

	1999	2000	2001	2002	2003
Hylsa	74	40	(5)	14	**24**
Galvak	7	6	28	7	**31**
Others	2	(3)	0	0	**0**
Total CAPEX*	**83**	**43**	**23**	**21**	**55**

*Including deferred charges

Hylsamex's net debt as of December 31, 2003 amounted to US$1,014 million, down US$42 million from the US$1,056 million reported as of year end 2002. The decline in net debt versus year-end of 2002 was achieved through a US$29 million increase in cash reserves over the 12-month period primarily caused by a decrease in net working capital, as well as to minor scheduled amortizations of debt that were paid down with internally generated funds. The yearly change in net debt is explained in the following table:

Net Debt Variation
(US$ Million)

Debt Outstanding as of December 31, 2002	**1,112**
EBITDA generation	(187)
Working capital requirement	(9)
Interest payment, net	76
Taxes	35
Capital expenditures	55
Accrued PIK debt	16
Change in cash balance	29
Other	(28)
Debt Outstanding as of December 31, 2003	**1,099**
Less Cash Balance	85
=Net Debt as of December 31, 2003	**1,014**

- **Interest Paid:** Interest payments in 2003 totaled US$79 million (Ps.877 million), significantly less than the US$99 million (Ps.1,035 million) paid during 2002.

- **Cash Taxes Paid:** For 2003, Hylsamex's cash taxes paid amount to US$35 million, slightly less than the US$38 million paid during 2002.

- **Net Working Capital (NWC):** For the year ended December 31, 2003, NWC was a source of funds for US$9 million, driven by:

  - Virtually constant inventory levels.

  - A US$19 million (Ps.217 million) increase in trade accounts receivables mainly derived from higher sales at Hylsa, which was partially offset by more efficient management of accounts receivables as turnover in days decreased to 43 days, from 47 days in 2002.

  - A US$29 million (Ps.334 million) increase in trade accounts payable and accruals.

Debt Structure

	As of December 2002	As of December 2003
Outstanding Debt, US$ Million	**1,112**	**1,099**
Tenor		
Short Term debt	0%	**0%**
Long Term debt	100%	**100%**
Rate		
Fixed	34%	**33%**
Variable	66%	**67%**
Currency		
Pesos*	6%	**6%**
US$	94%	**94%**
Source		
Domestic	34%	**34%**
Foreign	66%	**66%**
Average Cost of Debt	**7.0%**	**6.9%**
Average Life of Debt	**5.3x**	**4.5x**

* Includes debt denominated in UDIs.

Debt Amortization Schedule
(US$ Million)

	As of December 2002	As of December 2003
2003	21	**2**
2004	73	**65**
2005	154	**153**
2006	123	**124**
2007	323	**260**
2008	82	**143**
2009	64	**70**
2010	272	**282**

Hylsa Successfully Exchanges its "Pagaré a Mediano Plazo" for "Certificados Bursátiles"

On December 22, 2003, Hylsa —Hylsamex's subsidiary— successfully concluded the exchange of its domestic Medium Term Note "Pagaré a Mediano Plazo" for a new debt instrument "Certificados Bursátiles". The exchange offer was launched to meet a commitment with the holders of the Medium Term Note, which was agreed on at the holders' meeting held on March 13, 2002.

A total of 91.18% of the holders of the Medium Term Note agreed to exchange for the new long term debt instrument "Certificados Bursátiles", representing 203.7 million UDIs (US$60.4 million; assuming a MXP 11.30/USD exchange rate). The value of an UDI as of December 22, 2003 was 3.348183. The new debt instrument "Certificado Bursátil" maintains the same real interest rate of 8.75%, and has two identical maturities scheduled for March 9 and September 9, 2008. The holders that did not participate

in the exchange remain as holders of the Medium Term Note, which has a single maturity on March 9, 2007. The Medium Term Note and the new "Certificado Bursátil" both have a "CCC (mex)" credit rating from Fitch Ratings. The successful conclusion of this exchange has improved the long-term debt amortization profile of the company.

Liquidity

Hylsamex finished the year 2003 with cash reserves of US$85 million (Ps.959 million), compared to the balance of US$56 million (Ps.606 million) recorded as of December 31, 2002. The increase in available liquidity resulted from funds freed up through net working capital reductions, and slightly higher internally generated funds. Additionally, in early October, Hylsa paid down the US$10 million outstanding balance on its US$40 million revolving credit facility and has not drawn any funds since. In 2004, Hylsamex faces maturities in long-term debt of US$65 million (US$35 million corresponds to Hylsa while US$30 million belongs to Galvak).

EQUITY INCOME FROM ASSOCIATED COMPANY (AMAZONIA)

Hylsamex's minority stake in Consorcio Siderurgia Amazonia Ltd. (Amazonia) resulted in a gain of US$28 million (Ps.300 million) in 2003, compared to the loss of US$10 million (Ps.98 million) recorded in 2002. Sidor's operating performance improved as a result of the more favorable fundamentals in the global steel industry in 2003.

Financial Situation and Debt Restructuring

On June 23, 2003, Hylsamex announced that Amazonia and Siderurgica del Orinoco C.A. (Sidor) reached an agreement with their financial creditors and the Venezuelan government relating to the restructuring of Sidor and Amazonia's debt.

Under the terms of the agreements, Sidor and Amazonia's aggregate financial debt was reduced from US$1,883 million to US$791 million; certain shareholders of Amazonia contributed US$133.5 million in cash to a newly created company for the acquisition and capitalization of Sidor and Amazonia's financial debt; the government of Venezuela increased its participation in Sidor from 30.0% to 40.3%.

All the guarantees provided by the shareholders of Amazonia have been released and replaced with a security on the fixed assets of Sidor which, together with the pledges on the shares of Amazonia and the shares that Amazonia holds in Sidor, were placed in a trust for the benefit of the Venezuelan government and Sidor's financial creditors. In addition, a portion of Sidor's excess cash (determined in accordance with an agreed-upon formula) will be applied to repayment of Sidor's financial debt and the remainder will be distributed to the Venezuelan government and the newly created company referred to above.

Hylsamex participated in this restructuring agreement, first, through its parent company Alfa S.A. de C.V., which made an aggregate cash contribution (in the form of new subordinated convertible debt) of US$15.0 million to the newly created company and second, by capitalizing in Amazonia convertible debt previously held by Hylsamex in the amount of US$41.5 million plus accrued interest, which leaves Hylsamex with a 36.73% participation in Amazonia.

Eventually, upon conversion of the new subordinated convertible debt into equity, Hylsamex's participation in Amazonia will be reduced to 12.0% and Alfa's cash contribution shall result in a participation of 7.5%.

As a result of this restructuring, Sidor's remaining financial debt is now made up of three tranches, one of US$350.5 million to be repaid over 8 years with one year of grace, another of US$26.3 million to be repaid over 12 years with one year of grace and the remaining tranche of US$368.6 million to be repaid over 15 years with one year of grace. In addition, Sidor's commercial debt with certain Venezuelan government-owned suppliers has been fixed in the amount of US$45.4 million to be repaid over the next five years.

As a result of the restructuring, Hylsamex has retained a participation in a company with competitive costs and an improved financial structure.

OTHER DEVELOPMENTS

Hylsamex to Become an Independent Public Company

On February 4, 2004, Hylsamex's majority stockholder, Alfa, S.A. de C.V., which as of that date owned 89.97% of the shares outstanding in Hylsamex, held an extraordinary stockholders' meeting where a proposal to spin-off its interest in Hylsamex was approved. Hylsamex also held an extraordinary shareholders' meeting on February 4, 2004 where a proposal to modify a portion of the Company's by-laws to facilitate the independent status of Hylsamex was accepted.

As a result of these resolutions, Alfa will distribute to its shareholders its equity interest in Hylsamex. This will take place through the issuance of trust receipts known as "certificados de participación ordinaria" ("CPOs"), which represent a direct claim on the common shares of Hylsamex. The newly issued Hylsamex CPOs have been registered and listed in the Bolsa Mexicana de Valores.

The spin-off process will be conducted in two stages. First, on February 25, 2004, Alfa distributed CPOs representing 38.97% of Hylsamex's common stock to its shareholders. A second and final distribution is expected to occur at the beginning of 2005, when the remainder of CPOs representing 51% of the common equity of Hylsamex will be distributed.

Natural Gas Update

After exhibiting significant upward volatility, natural gas prices receded to levels around those registered in 4Q03.

US$/MMBtu	1Q03	2Q03	3Q03	4Q03	Jan. 2004	Feb. 2004	Mar. 2004
Hylsamex's* Effective cost	4.85	5.03	4.98	5.01	5.74	5.07	N.A**
South Texas Price	6.26	5.13	4.78	4.38	5.81	5.29	4.81

*For the quarterly information of 2003, data represents average of monthly prices.
** N.A.: Not available.

- For January 2004, the South Texas price for natural gas was set at US$5.805/MMBtu (corresponds to a Henry Hub price of US$6.15/MMBtu). Thanks to the partial unwinding of the cap —mentioned in the COGS section— the cost for Hylsamex's first 200 contracts of consumption will be US$5.43/MMBtu, i.e. the South Texas price minus a discount of US$0.375/MMBtu. January's consumption in excess of 200 contracts will be charged at the market price.

- For February 2004, the South Texas price was fixed at US$5.285/MMBtu (corresponds to a Henry Hub price of US$5.77/MMBtu). Again, for the first 200 contracts of consumption during the month and as a result of the partial unwinding of the cap, the cost for Hylsamex will be US$4.91/MMBtu, i.e. the South Texas price minus a discount of US$0.375/MMBtu. February's consumption in excess of 200 contracts will be charged at the market price.

- For March 2004, the South Texas price was fixed at US$4.805/MMBtu (corresponds to a Henry Hub price of US$5.15/MMBtu). Again, for the first 200 contracts of consumption during the month and as a result of the partial unwinding of the cap, the cost for Hylsamex will be US$4.43/MMBtu, i.e. the South Texas price minus a discount of US$0.375/MMBtu. March's consumption in excess of 200 contracts will be charged at the market price.

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Hylsamex, S. A. de C. V.
Monterrey, N. L., March 1, 2004

We have audited the consolidated balance sheets of Hylsamex, S. A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Carlos Arreola Enríquez

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2003 WITH COMPARATIVE FIGURES FOR 2002
HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES, (subsidiaries of Alfa, S. A. de C.V.)

Millions of Mexican pesos of December 31, 2003 purchasing power

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	Ps 959	Ps 605
Trade accounts receivable	2,368	2,140
Other accounts receivable	725	826
Inventories (Note 4)	2,479	2,589
Other assets	71	73
Total current assets	6,602	6,233
INVESTMENT IN SHARES OF ASSOCIATED COMPANY (Notes 2.c and 5)	675	475
PROPERTY, PLANT AND EQUIPMENT (Note 6)	20,507	20,487
DEFERRED CHARGES (Note 2.e)	1,699	1,805
DEFERRED INCOME TAX (Note 13)	64	434
OTHER ASSET (Notes 2.f and 9)	324	308
Total assets	Ps 29,871	Ps 29,742
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 732	Ps 228
Accrued interest payable	59	76
Accounts payable and accrued expenses	2,808	2,581
Total current liabilities	3,599	2,885
LONG-TERM LIABILITIES:		
Long-term debt (Note 8)	11,616	11,651
Notes payable to ALFA (Note 3)	459	245
Deferred income tax (Note 13)	2,385	2,605
Estimated liabilities for seniority premiums and pension plans (Note 9)	1,309	1,178
Total long-term liabilities	15,769	15,679
Total liabilities	19,368	18,564
STOCKHOLDERS' EQUITY (Note 10):		
Majority interest:		
Nominal capital stock	4,975	4,975
Restatement of capital stock	894	894
Contributed capital	5,869	5,869
Earned surplus	2,765	3,466
Total majority interest	8,634	9,335
Minority interest	1,869	1,843
Total stockholders' equity	10,503	11,178
SUBSEQUENT EVENT (Note 15)		
Total liabilities and stockholders' equity	Ps 29,871	Ps 29,742

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR 2003 WITH COMPARATIVE FIGURES FOR 2002
HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

Millions of Mexican pesos of December 31, 2003 purchasing power

	2003	2002
Net sales	Ps 15,977	Ps 14,017
Cost of sales	(14,084)	(12,067)
Gross margin	1,893	1,950
Operating expenses	(1,198)	(1,193)
Operating income	695	757
Comprehensive financing expense, net (Note 11)	(1,548)	(1,667)
	(853)	(910)
Other expense, net (Note 12)	(37)	(454)
Equity in income (loss) of associated companies (Note 5)	300	(98)
Loss before the following provisions	(590)	(1,462)
Provisions for (Note 13):		
Income tax and asset tax	(211)	549
Employees' profit sharing	(17)	(21)
Consolidated net loss	(818)	(934)
Net (income) loss corresponding to minority interest	(17)	174
Net loss corresponding to majority interest	(Ps 835)	(Ps 760)
Loss per share corresponding to majority interest, in pesos (Note 2.m)	(Ps1.65)	(Ps1.50)

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR 2003 WITH COMPARATIVE FIGURES FOR 2002
HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

Millions of Mexican pesos of December 31, 2003 purchasing power

	2003	2002
OPERATIONS		
Consolidated net loss	(Ps 818)	(Ps 934)
Items not affecting resources:		
Depreciation and amortization	1,366	1,289
Equity in (income) loss of associated companies	(300)	98
Deferred income tax	(69)	(571)
Write-off of assets of operations closed down	51	416
Other, net	118	(87)
	348	211
Changes in working capital other than financing:		
Accounts receivable	(157)	(823)
Inventories	11	(547)
Accounts payable and accrued expenses	194	(155)
	48	(1,525)
Resources provided by (used in) operations	396	(1,314)
FINANCING		
Loans received	561	10,206
Repayment of loans	(119)	(11,340)
Increase (decrease) in bank financing	442	(1,134)
Effect of restatement on preferred capital stock	(30)	(45)
Increase in capital stock		2,756
Long-term notes payable to ALFA	214	245
Resources provided by financing activities	626	1,822
INVESTMENT		
Property, plant and equipment, net	(580)	(216)
Other, net	(88)	(87)
Resources used in investment activities	(668)	(303)
Increase in cash and cash equivalents	354	205
Cash and cash equivalents at beginning of year	605	400
Cash and cash equivalents at end of year	Ps 959	Ps 605

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR 2003 WITH COMPARATIVE FIGURES FOR 2002
HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

Millions of Mexican pesos of December 31, 2003 purchasing power

	Contributed Capital	Earned surplus				Totals		
	Capital stock	Retained earnings	Surplus on restatement of capital	Equity in subsidiaries and associated companies	Total	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 2001	Ps 3,113	Ps 9,830	Ps 2,574	(Ps 8,443)	Ps 3,961	Ps 7,074	Ps 2,033	Ps 9,107
Changes in 2002:								
Net loss for the year		(143)		(617)	(760)	(760)	(174)	(934)
Cumulative translation adjustment (Note 2.c)			(7)	(105)	(112)	(112)		(112)
Gain (loss) from holding nonmonetary assets		61	(396)	712	377	377	29	406
Comprehensive loss (Note 2.n)		(82)	(403)	(10)	(495)	(495)	(145)	(640)
Increase in capital stock (Note 10)	2,756					2,756		2,756
Effect of restatement on preferred capital stock							(45)	(45)
Balances at December 31, 2002	5,869	9,748	2,171	(8,453)	3,466	9,335	1,843	11,178
Changes in 2003:								
Net (loss) income for the year		(659)		(176)	(835)	(835)	17	(818)
Cumulative translation adjustment (Note 2.c)			(6)	(108)	(114)	(114)		(114)
Gain (loss) from holding nonmonetary assets			(149)	397	248	248	39	287
Comprehensive loss (Note 2.n)		(659)	(155)	113	(701)	(701)	56	(645)
Effect of restatement on preferred capital stock							(30)	(30)
Balances at December 31, 2003 (Note 10)	Ps 5,869	Ps 9,089	Ps 2,016	(Ps 8,340)	Ps 2,765	Ps 8,634	Ps 1,869	Ps 10,503

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B
President

Ernesto Ortíz L.
Vice-President

Millions of Mexican pesos of December 31, 2003 purchasing power
(except where otherwise indicated)

1. ACTIVITIES OF THE COMPANIES

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines.

HYLSAMEX's activities are carried out through itself and through subsidiary companies of which it owns the majority of the common stock. Its activities are also carried out through an associated company, in whose management it has a significant participation but which it does not control.

On November 25, 2003, ALFA's Board of Directors resolved to carry out a significant corporate restructuring involving the spin-off of HYLSAMEX, by reducing ALFA's capital stock and stockholders' equity during 2004 and the first quarter of 2005 and distributing among the Company's stockholders all the shares it owns in HYLSAMEX. At an extraordinary meeting held on February 4, 2004, ALFA's stockholders approved this spin-off and the first reduction of capital. This divestiture does not have any effect on the consolidated financial statements of HYLSAMEX, which will cease being a subsidiary of ALFA as of the date in which the divestiture is concluded.

As from July 2002, the HYLSAMEX shares owned by ALFA were pledged to guarantee loans payable by the former in accordance with a "Caución Bursátil" agreement entered into with a group of creditor banks to facilitate the debt restructuring of HYLSAMEX. ALFA and HYLSAMEX have both obtained authorization from the creditor banks to carry out the corporate restructuring described in the preceding paragraph.

The principal subsidiaries and associated companies were:

	% ownership at December 31, (a) 2003	2002
Hylsa, S. A. de C. V. (HYLSA) and subsidiaries:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Pegi, S. A. de C. V. (Pegi) **(b)**	52	52
Consorcio Minero Benito Juárez Peña Colorada, S. A. de C. V. (Peña Colorada) **(c)**	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V. **(d)**	100	
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V. **(e)**	100	
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100

Galvak, S. A. de C. V. (GALVAK) and subsidiaries:	100			100		
Galvak Servicios, S. A. de C. V. **(d)**		100				
Metal Building Solutions, S. A. de C. V. **(f)**		100				
Galvacer America, Inc.		100			100	
Galvacer Chile, S. A.		100			100	
Galvacer Costa Rica, S. A.		100			100	
Acerex, S. A. de C. V.		51			51	
Acerex Servicios, S. A. de C. V.			100			100
Ferropción, S. A. de C. V. (formerly Galvanet, S. A. de C. V.)		100			100	
Hylsa Latin, LLC. (Hylsa Latin) and associated companies:	100			100		
Consorcio Siderurgia Amazonia, Ltd. (Amazonia)**(g)**		37			37	
Siderúrgica del Orinoco, C. A. (Sidor)			60			70
Express Anáhuac Operadora, S. A. de C. V.	100			100		
Express Anáhuac, S. A. de C. V. (EXXAN) **(h)**					100	
Express Anáhuac Inmobiliaria, S. A. de C. V.	100			100		
Express Anáhuac Servicios, S. A. de C. V. (EXXAN Servicios)	100			100		
Express Anáhuac, S. A. de C. V. **(h)**		100				

(a) % ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.

(b) On December 17, 2002, the stockholders of Pegi resolved to begin the company's liquidation process. The accompanying financial statements include the effects of this process.

(c) In February 2003 the stockholders of Peña Colorada resolved to spin off the company. At the date of issuance of these financial statements, this resolution has not been formalized or acted upon.

(d) In November 2003 Prosima Servicios, S. A. de C. V. and Galvak Servicios, S. A. de C. V. were incorporated. Their principal activities consist of rendering administrative services to related parties.

(e) In July 2003 Química Técnica Avanzada, S. A. de C. V. was incorporated. Its principal activity consists of transforming natural gas from a liquid to a gaseous state and selling it to related parties.

(f) In November 2003 Metal Building Solutions, S. A. de C. V. was incorporated. Its principal activity is the rendering of construction services.

(g) Until June 2003, Amazonia owned 70% Sidor, a Venezuelan company. However, as a result of the debt restructuring in Amazonia and Sidor, from that date onwards Amazonia's equity in Sidor was reduced to 60% (see Note 5).

(h) From December 2003 onwards, EXXAN Servicios owns the majority of the common shares of EXXAN.

2. BASES FOR PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 2003 purchasing power.

The preparation of the financial information in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 106.996, 102.904 and 97.354 at December 31, 2003, 2002 and 2001, respectively (second half of June 2002 = 100).

Following is a summary of the most significant accounting policies:

(a) **Cash and cash equivalents**
The company classifies as cash and cash equivalents all highly liquid securities with a maturity of three months or less. The company invests its excess cash in deposits with major domestic and international banks.

(b) **Inventories and cost of sales** (Note 4)
Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

(c) **Investment in shares of associated company** (Note 5)
The investment in the associated company (see (g) in Note 1) is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

(d) **Property, plant, equipment and depreciation** (Note 6)
Property, plant and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated

useful lives of the assets as determined by the companies.

The net comprehensive financing expense (or income) incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

(e) **Deferred charges**
This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries, costs of development and implementation of integral computer systems, expenses for placement of debt and preoperating expenses, all of which are subject to amortization.

(f) **Other asset**
This caption comprises an intangible asset related to the pension and retirement plans (see Note 9).

(g) **Revenue recognition**
The companies recognize their revenues when merchandise is delivered and billed to customers. The revenues and the accounts receivable are recorded net of allowance for returns and doubtful accounts, respectively.

(h) **Transactions in foreign currency and exchange differences** (Note 7)
Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

(i) **Estimated liabilities for seniority premiums and pension plans** (Note 9)
The cost of the employee retirement plans (pension, health-care expenses and seniority premiums), both formal and informal, is recognized as an expense of the years in which the services are rendered in accordance with actuarial studies made by independent actuaries.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

(j) **Derivative financial instruments**
Liabilities arising from derivative financial instruments are stated at fair value. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income.

(k) **Comprehensive financing expense** (Note 11)
This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the company's monthly net monetary assets or liabilities during the year.

(l) **Income tax, asset tax and employees' profit sharing** (Note 13)
Income tax and employees' profit sharing are recorded under the accounting method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

(m) **Loss per share**
Loss per share is computed on the basis of the weighted average number of common shares outstanding during the year. There are no effects arising from potentially dilutive shares.

(n) **Comprehensive loss**
The transactions recorded in the various captions relating to earned surplus for the year, other than those carried out with stockholders, are included in the statement of changes in stockholders' equity under the caption "comprehensive loss".

3. BALANCES AND OPERATIONS WITH RELATED PARTIES

The long-term notes payable to ALFA shown in the consolidated balance sheet at December 31, 2003, correspond to corporate services amounting to Ps459 (Ps245 in 2002). They bear interest at a variable rate and are subordinated to the restructured bank debt. In accordance with certain clauses included in the debt-restructuring agreements described in Note 8, HYLSAMEX and its restricted companies will not be able to pay any corporate service liabilities to ALFA before July 1, 2006, in the case of GALVAK, and before March 1, 2009 in the case of HYLSA.

The consolidated statements of income include operations with related parties of Ps438 and Ps401 for the years ended December 31, 2003 and 2002, respectively. The amounts shown in the balance sheet at such dates result from these operations.

4. INVENTORIES

At December 31, this caption is analyzed as follows:

	2003	2002
Finished products	Ps 683	Ps 573
Work in process	356	390
Raw materials	612	836
Spare parts, tools and materials	828	790
Estimated replacement cost	Ps 2,479	Ps 2,589

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANY

At December 31, this caption includes the following:

	2003	2002
Amazonia / Sidor	Ps 670	Ps 431
Other investments	5	44
	Ps 675	Ps 475

In June 2003 the conclusion of the restructuring process of the debt of Amazonia / Sidor's, associated companies of HYLSAMEX, was announced. In accordance with the terms of the agreement between Amazonia / Sidor, a group of creditor banks and the Government of Venezuela, the total debt of Amazonia / Sidor was reduced from US$1,883 million to US$791 million. Additionally, the maturity of US$45 million owed by Sidor to agencies of the Venezuelan government was extended for five years.

As part of the restructuring agreement, Amazonia's stockholders made a contribution of US$133.5 million to recapitalize Sidor.

Additionally, in 2003 HYLSAMEX capitalized in Amazonia a note receivable for US$41 million, as a result of which its equity in Amazonia became 36.73%.

As part of the recapitalization of Sidor, the government of Venezuela increased its equity from 30% to 40.3%. When the Government of Venezuela capitalizes the subordinated debt of Amazonia, HYLSAMEX's participation in Amazonia will eventually be reduced to 12%.

Additionally, the guarantees previously granted by HYLSAMEX and other Amazonia stockholders were cancelled and were replaced by a guarantee in favor of the government of Venezuela and the bank creditors of Sidor consisting of a pledge of the fixed assets and shares of Sidor, and of the shares of Amazonia.

6. PROPERTY, PLANT AND EQUIPMENT

At December 31, consolidated property, plant and equipment includes the following:

	2003	2002
Land	Ps 1,124	Ps 1,124
Depreciable assets	38,637	37,695
Construction in progress and other assets	738	369
	40,499	39,188
Less – Accumulated depreciation	19,992	18,701
Net restated cost	Ps 20,507	Ps 20,487

Depreciation charged to income represented average annual rates of 2.8% in 2003 and 2002.

At December 31, 2003 some subsidiaries of the Company had purchase commitments for machinery and equipment of approximately US$7.4 million, related to expansion and modernization programs for their production facilities.

Liens on fixed assets are referred to in Note 8.

7. FOREIGN CURRENCY POSITION

At December 31, 2003 and 2002, the exchange rates were 11.23 and 10.31 nominal pesos to the U.S. dollar, respectively. At March 1, 2004, date of issuance of these audited financial statements, the exchange rate was 11.07 nominal pesos to the dollar.

Amounts shown below are expressed in millions of U.S. dollars, since this is the

currency in which most of the HYLSAMEX's foreign currency transactions are carried out:

	2003		2002	
Monetary assets	US$	116	US$	139
Current liabilities		(111)		(55)
Long-term liabilities		(1,075)		(1,109)
		(1,186)		(1,164)
Net foreign currency position	(US$	1,070)	(US$	1,025)
Nonmonetary assets	US$	1,018	US$	960

The nonmonetary assets (inventories, machinery and equipment) mentioned above are those manufactured outside Mexico and are stated at their net restated cost. Nonmonetary assets also include the investment in shares of associated companies.

Following is a summary of the transactions in foreign currency:

	2003		2002	
Goods and services:				
Exports	US$	317	US$	253
Imports		(243)		(303)
Interest expense, net		(75)		(77)
Imports of machinery and equipment		(9)		(2)

8. LONG-TERM DEBT

At December 31, the consolidated long-term debt includes the following:

	2003		2002		Interest rate (*) 2003
Loans in U. S. dollars:					
Eurobonds **(a)**	Ps	3,371	Ps	3,217	9.92%
Debt portions A and B **(b)**		6,118		5,660	5.15%
Bank loans secured by accounts receivable and by the assets purchased **(c)**		2,049		2,198	3.89%
Debt certificates **(d)**		683			8.75%
Unsecured bank loans		45		36	3.49%
Other		16		19	3.58%
Loan contracted in investment units **(d)**		66		749	8.75%
		12,348		11,879	
Current maturities		(732)		(228)	
Long-term debt	Ps	11,616	Ps	11,651	

(*) The interest rates shown are the average nominal rates at December 31, 2003.

At December 31, 2003, the long-term maturities of the debt were as follows:

2005	Ps	1,723
2006		1,396
2007		2,926
2008		1,610
2009 to 2010		3,961
	Ps	11,616

The principal consequences of HYLSAMEX's 2002 restructuring process were as follows:

(a) The eurobonds, amounting to US$300 million, were placed outside Mexico by HYLSA with originally maturity in 2007 ("2007 Bonds"). During 2002 HYLSA exchanged US$161 million of its "2007 Bonds" for bonds maturing in 2010, bearing interest at 10.5%. Bonds of US$139 million were not restructured and will mature in 2007 as originally stipulated, and will continue bearing interest at 9.25%.

(b) The maturities of HYLSA and HYLSAMEX's debt were restructured. Also, HYLSAMEX assumed debt of HYLSA in the amount of US$193 million.

(c) Certain deposits were made in cash (restricted cash), mainly in GALVAK, to guarantee future related interest. At December 31, 2003 and 2002 these deposits amounted to US$6.3 million and US$6.2 million, equivalent to Ps71.3 and Ps72.8, respectively, and are included in the consolidated balance sheet under the caption "Other assets".

(d) In December 19, 2003 most of the medium-term promissory note holders exchanged securities for 203.7 million investment units, equivalent to US$60.7 million (Ps683), for debt certificates. The new debt certificates bear interest at the same rate of 8.75%, and mature on March 9 and September 9, 2008. Medium-term promissory notes of Ps66 were not exchanged for debt certificates and will mature on March 9, 2007. This exchange had been approved at the meeting of medium-term promissory note holders in March 2002.

As a result of the restructuring of HYLSA's debt in which HYLSAMEX assumed US$193 million of HYLSA's debt, HYLSAMEX pledged in guarantee the shares of its subsidiaries HYLSA and GALVAK.

Prior to the spin-off of HYLSAMEX from ALFA described in Note 1, ALFA and HYLSAMEX obtained authorization from the bank creditors to carry out the transaction.

The current debt agreements contain several covenants for the Company, such as: (i) restrictions on the declaration of dividends and payment of corporate services to ALFA, (ii) the obligation to give information to the creditors about cash flow applications, (iii) limitations on and disclosure of transactions with related parties, (iv) maintenance of financial ratios (if such financial ratios are not complied with, the creditors may require immediate payment of the entire indebtedness), and (v) limitations on mergers, sales of assets to third parties, contracting of additional debt, etc. At December 31, 2003, the Company was in compliance with these covenants and restrictions.

9. ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS AND PENSION PLANS

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at date of retirement.

The formal retirement plans cover approximately 77% of the companies' employees and are congruent with and complementary to the retirement benefits established by the Mexican Social Security Institute. Additionally, HYLSA has established a plan to cover health-care expenses of retired employees.

HYLSA has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

Following is a summary of the principal consolidated financial data relative to these obligations:

	2003	2002
Accumulated benefit obligation	Ps 1,030	Ps 958
Unfunded accumulated benefit obligation	Ps 999	Ps 927
Projected benefit obligation	Ps 1,871	Ps 1,706
Plan assets at market value	(31)	(31)
Unamortized prior service costs (transition liability)	(886)	(977)
Unamortized actuarial gains and losses, net	31	172
Unfunded accrued seniority premiums and pension cost	985	870
Additional liability (intangible asset)	324	308
Estimated liability for seniority premiums and pension plans	Ps 1,309	Ps 1,178
Net cost for the year	(Ps 215)	(Ps 182)

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, as follows:

	2003	2002
Amortization period:		
Transition liability	11 años	12 años
Unamortized actuarial gains and losses	15 años	16 años
Weighted real discount rate	5%	5%
Real estimated return at long-term on plan assets	6%	6%

10. STOCKHOLDERS' EQUITY

At December 31, 2003 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement	Restated amount
Contributed capital:			
Capital stock	Ps 4,975	Ps 894	Ps 5,869
Earned surplus:			

Retained earnings	2,572	6,422	8,994
Deferred income tax	78	17	95
Surplus on restatement of capital		2,022	2,022
Cumulative translation adjustment		(6)	(6)
	2,650	8,455	11,105
Equity in earned surplus of subsidiaries and associated companies:			
Deficit	(3,877)	(534)	(4,411)
Deferred income tax	(593)	(51)	(644)
Deficit on restatement of capital		(3,177)	(3,177)
Cumulative translation adjustment		(108)	(108)
	(4,470)	(3,870)	(8,340)
	(1,820)	4,585	2,765
Total majority interest	3,155	5,479	8,634
Minority interest	427	1,442	1,869
Consolidated stockholders' equity	Ps 3,582	Ps 6,921	Ps 10,503

At December 31, 2003 the subscribed and paid-in capital stock comprised 506,340,463 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In June 2002, HYLSAMEX's stockholders resolved to increase its authorized capital stock to Ps3,500 through the issuance of 356,052,899 Series "B" shares, which were offered to current stockholders, third parties and creditors of HYLSAMEX and of its subsidiaries HYLSA and GALVAK. At December 31, 2003, 262,584,369 shares, amounting to Ps2,756 had been subscribed and paid, as shown in the statement of changes in stockholders' equity. In July 2003 93,468,530 shares that had neither been subscribed nor paid were canceled.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and the capital stock increase had not been subscribed or paid in.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the two following years.

The surplus (deficit) on restatement of capital comprises principally the accumulated gain (loss) from holding nonmonetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

11. COMPREHENSIVE FINANCING EXPENSE, NET

This item is analyzed as follows:

	2003	2002
Financial expense	(Ps 1,105)	(Ps 1,236)
Financial income	83	114
Exchange loss, net	(950)	(1,162)
Gain on monetary position	424	617
	(Ps 1,548)	(Ps 1,667)

12. OTHER EXPENSE, NET

The net charge to consolidated income was as follows:

	2003	2002
Write off of assets of operations closed down	(Ps 15)	(Ps 273)
Valuation allowance for investment in Posven, a foreign associated company	(38)	(101)
Labor indemnities and other	(33)	(34)
Net effect of debt-restructuring process	(3)	(55)
Other income, net	52	9
	(Ps 37)	(Ps 454)

13. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

The net (charge) credit to consolidated income for income tax and asset tax was as follows:

	2003	2002
Income tax:		
Currently payable	(Ps 36)	(Ps 6)
Deferred	69	571
Total income tax	33	565
Asset tax	(244)	(16)
Net (charge) credit	(Ps 211)	Ps 549

The reconciliation between the statutory and effective income tax rates is shown below:

	2003	2002
Loss before income tax and employees' profit sharing	(Ps 590)	(Ps 1,462)
Equity in (income) loss of associated companies	(300)	98
	(Ps 890)	(Ps 1,364)

	2003	2002
Income tax at statutory rate (34% and 35%, respectively)	Ps 303	Ps 477
Add (deduct) effect of income tax on:		
Nondeductible expenses	(6)	(45)
Permanent inflation accounting differences	11	10
Allowance for tax loss carryforwards not considered recoverable	(270)	(166)

Other permanent differences, net	(5)	22
	33	298
Effect of reduction in statutory income tax rate		267
Total income tax credited to income	33	565
Asset tax credits expired during year	(244)	(16)
Total (charged) credited to income	(Ps 211)	Ps 549
Effective income tax rate	(23.7%)	40.2%

At December 31, the principal temporary differences requiring recognition of deferred income tax were analyzed as follows:

	2003	2002
Inventories	Ps 1,491	Ps 1,470
Property, plant and equipment, net	10,512	9,420
Deferred charges	1,309	1,367
Estimated liabilities	(1,270)	(1,008)
Tax loss carryforwards	(1,901)	(1,869)
Other, net	(78)	(54)
	10,063	9,326
Income tax at statutory rate applicable to temporary differences	32%	32%
Deferred income tax	3,220	2,984
Recoverable asset tax	(899)	(813)
Deferred income tax asset	64	434
Deferred income tax liability, net	Ps 2,385	Ps 2,605

The deferred income tax payable at December 31 was (charged) credited to the following accounts:

	2003	2002
Balance from prior year	(Ps 2,984)	(Ps 3,321)
Income for the year	69	571
Surplus on restatement of capital	(305)	(234)
Total	(Ps 3,220)	(Ps 2,984)

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

14. SEGMENT INFORMATION AND GEOGRAPHICAL DISTRIBUTION

The Company's management evaluates its operations in just one business segment, steel. However, there are geographical segments as follows:

	Net sales			
	2003	%	2002	%
Location of customers				
Mexico	Ps 12,371	77.4	Ps11,062	78.9
United States and Canada	2,565	16.1	2,751	19.6
Other countries	1,041	6.5	204	1.5
Total consolidated sales	Ps 15,977	100.0	Ps14,017	100.0

All the Company's production facilities are located in Mexico.

15. SUBSEQUENT EVENT

On January 1, 2004 the standards contained in Statement C-15 "Impairment of Long-Lived Assets and Their Disposal" issued by the Mexican Institute of Public Accountants became effective. This Statement contains general standards covering the identification and recording of losses due to impairment or reduction in value of long-lived assets, tangible or intangible, including goodwill, where applicable; in addition, it also describes standards for the valuation of long-lived assets. At January 1, 2004 management was carrying out a study to assess the recoverability of the Company's long-lived assets. This study will be concluded during the first quarter of 2004 and the corresponding effects, if any, will be recognized.

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B
President

Ernesto Ortíz L.
Vice-President

Executive Team

Alejandro M. Elizondo	Hylsamex
Felipe Garza	Hylsa´s Flat Products Division
Régulo Salinas	Hylsa's Bar and Rod Division
Luis Garza T.	Galvacer
Raúl Quintero	HYL Technology Division Raw Materials
Ernesto Ortiz	Finance Planning
J. Antonio Ramírez	Human Resources
Rafael R. Rubio	Economy and Trade

Board of Directors

Chairman	Dionisio Garza Medina
Directors	Gerardo X. Calderón Rojas Alejandro M. Elizondo Barragán Álvaro Fernández Garza Bernardo Garza de la Fuente Armando Garza Sada Eduardo Garza T. Fernández Alfonso González Migoya Leopoldo Marroquín Morales Rafael R. Páez Garza Rafael Rangel Sostmann José de Jesús Valdés Simancas
Secretary	Leopoldo Marroquín Morales Carlos Jiménez Barrera — Alternate
Statutory Auditor	Carlos Arreola Enríquez Juan Manuel Gallardo Olivares— Alternate

For additional information:
Othón Díaz
Tel.: (52-81) 8865-1240 Fax: (52-81) 8865-1885
odiaz@hylsamex.com.mx

Ismael De La Garza
Tel.: (52-81) 8865-1224 Fax: (52-81) 8865-1885
idelagarza@hylsamex.com.mx

Munich 101, San Nicolás de los Garza, N.L. 66452 México
Tel.: (52-81) 8865-2828 Fax: (52-81) 8865-1304
www.hylsamex.com.mx

HYLSAMEX

April 29, 2004

For further information:

Othon Diaz +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Ismael De La Garza +(52) 81-8865-1224 idelagarza@hylsamex.com.mx
Kevin Kirkeby +(646) 284-9416 kkirkeby@hfgcg.com

First Quarter 2004 Earnings Release

The following report contains unaudited information for 1Q04, presented in constant pesos (Ps) as of March 31, 2004, and in metric tons. For convenience, income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month and balance sheet items are translated into dollars at the end-of-period exchange rate.

HIGHLIGHTS

- Hylsamex registered solid volume growth during the quarter: shipments were 787,900 tons in 1Q04, 7% greater than the previous quarter and 9% more than the same quarter of 2003.

- In line with international steel pricing trends, during the quarter the Company implemented price increases that improved average revenue per ton to US$585/ton, up 20% and 19% from the levels registered in the previous quarter and the same quarter of 2003, respectively.

- On a per ton basis, COGS in 1Q04 reached US$444/ton, 3% greater than the US$429/ton attained in the previous quarter 4% higher than the US$426/ton recorded in the same quarter of 2003. Higher scrap prices are behind the rise in costs. Greater use of DRI mitigated the growing cost of scrap.

- Hylsamex generated revenues of US$461 million (Ps.5,148 million) during 1Q04; EBITDA generation was US$110 million (Ps. 1,227 million) —compared to US$48 million (Ps.543 million) in the previous quarter and US$50 million (Ps.572 million) in the same period of 2003— reflecting a marked improvement in profitability.

- As of March 31, 2004, net debt amounted to US$962 million, an important reduction of US$52 million compared to the balance as of December 31, 2003. Cash reserves reached US$135 million, up US$50 million since year-end 2003. The Net Debt to LTM EBITDA ratio was 3.9x for 1Q04.

- Net income for 1Q04 amounted to US$__ million (Ps.__ million), in contrast to the net losses of US$56 million (Ps.644 million) and US$35 million (Ps.396 million) reported in the previous quarter and the same quarter of 2003, respectively.

- Equity income from associated companies (Sidor) increased to US$__ million, as a result of Sidor's outstanding operating results derived from the company's privileged low-cost producer status.

X

O.D. Prepago 15 USD.
Abril/27 Se pagaron amort de 1 x, y.
es el único pago de tr.A. de 04 y 05 xq por el negative carry.
xq 09 no.


EBITDA per Ton
(US$/Ton)
160
140
120
100
80
60
40
20
0
140
2000
2001
2002
2003
1Q04

Hylsamex's EBITDA of US$110 million during 1Q04 represents a significant improvement in the Company's profitability compared to the EBITDA of US$48 million and US$50 million recorded in the previous quarter and the same period of 2003, respectively. On a per ton basis, EBITDA reached US$140/ton, more than twice the US$65/ton generated in the previous quarter and exactly two times the US$70/ton obtained in the same quarter of 2003. Assessed using an EBITDA per ton basis, Hylsamex was one of the NAFTA region's most profitable steel manufacturers and processors during 1Q04.

The enhanced level of cash generation can be attributed to both the current upward trend in global steel prices and strengths inherent in the Company's business model, which through the array of modern and efficient integrated minimill facilities that produce and process value-added steel have uniquely positioned Hylsamex to benefit from the more favorable environment. During 1Q04, the Company implemented gradual price increases across all product categories to more closely reflect trends in international steel prices, as increased demand from the growing economies of the U.S. and China resulted in a more balanced global steel industry. Thus, compared to the previous quarter, Hylsamex increased export shipments while also experiencing greater domestic volumes due to improved country's fundamentals and the Company's status as "supplier-of-choice" in the Mexican market. In response to growing demand, Hylsamex's Flat Products Division began operations at Mill #1 (the primary flat products facility before the mid-1990s modernization program) at a pace to produce 432,000 tons per year, near the end of 1Q04. Production at Mill #1 is entirely on a variable cost basis (i.e. no incurrence of fixed costs) and is easily started and stopped as needed. Also, during March 2004, production at the Bar and Rod Division's North Plant was cut back by 18,000 tons due to scheduled maintenance.


Sales Volume
('000 Tons)
900
800
700
600
500
400
300
200
1Q 01
3Q 01
1Q 02
3Q 02
1Q 03
3Q 03
1Q 04


Revenue per Ton
(US$/ton)
700
600
500
400
300
200
1Q 01
3Q 01
1Q 02
3Q 02
1Q 03
3Q 03
1Q 04


Cash Cost per Ton
(US$/ton)
600
500
400
300
200
1Q 01
3Q 01
1Q 02
3Q 02
1Q 03
3Q 03
1Q 04

During 1Q04, Hylsamex operated in a rapidly changing environment with respect to input costs. Since late December 2003, using internally-sourced iron ore from its mines, the Company ramped up production of DRI as a result of the record high scrap prices observed in the market. Hylsamex's five DRI plants produced 497,900 tons of DRI in 1Q04, up 33% and 40% versus the previous quarter and the same quarter of 2003, respectively. This, along with Hylsamex's scrap sourcing efforts focused on selectively purchasing scrap only when the associated commercial transaction made sense economically, changed the Company's metallic charge compared to recent quarters. As a consequence of DRI's renewed cost competitiveness vis-à-vis scrap and in contrast to 100% scrap-based producers,

Hylsamex's flexibility allowed it to register only moderate increases in aggregate COGS and cost per ton, despite high albeit stable natural gas prices.

The Company's financial condition improved notably and management persisted in controlling costs. Greater EBITDA and cash flow generation boosted liquidity, decreased net debt by US$52 million in 1Q04, and facilitated progress on the road to good financial ratios, as the Net Debt to LTM EBITDA ratio dropped to 3.9x. In the midst of greater operating activity, top management continued applying close control on costs and expenses: the ratio of operating expenses to sales decreased to 6.6% in 1Q04, down from 7.5% in 2003, from 8.5% in 2002. Efficient working capital management was also evident, as net working capital in days dropped to 35, from 48 days of quarterly average in 2003. Hylsamex remains committed to improve its financial profile, performing only minimal investments at Hylsa, and dedicating free cash flow to debt reduction.

In unison with the debt reduction goal, the Company has set up an annual budget of US$70 million for capital expenditures this year. Hylsamex's main subsidiaries -Hylsa and Galvak- will split the budget in approximately the same amount; however, the investment objectives of the sister companies are completely different.

Hylsa plans to invest about US$39 million in 2004 (includes US$15 million for mine preparation), in line with senior management's commitment to keep capital expenditures at a minimum. The subsidiary's capital expenditures are focused on replacement of equipment, mine preparation, and energy conservation and substitution projects. Concerning energy projects, one initiative aims at a quantum leap in the manufacturing of steel through the development of a new proprietary technology to replace costlier natural gas with alternative energy sources in the reduction of iron production processes. A pilot plant was built and currently, the technical and commercial feasibility of the project is evaluated on an industrial scale. Management expects final results by the end of 2004. Additionally, in the coming months, Hylsa will substitute natural gas with petcoke at the vapor generation step of the DRI production process. This replacement is expected to reduce natural gas consumption by 10 contracts per month (approximately 3% of the monthly needs). This second initiative has immediate rewards that, though modest in nature, are properly aimed at the overall purpose of reducing the exposure to natural gas.

At Galvak —Hylsamex's coated steel subsidiary— the investment program calls for US$31 million to be invested in a variety of themes such as new products, added capacity, and geographical expansion. During March 2004, the subsidiary initiated production at the new "Prepainted steel line #3", which further enriches Galvak's value-added product mix and adds 12,000 tons of monthly output. In addition, the company is on schedule to inaugurate two coated steel profile lines during 2004, one in May and a second one in September. Other important investment projects include: introduction of new transforming lines (slitted and corrugated steel), the purchase of software that will optimize production and logistics throughout the company, opening of additional service and distribution centers in the U.S., and the set up of railroad links to major tracks to facilitate inward and outward movement of finished product and supplies.

Since late in 2003, the global steel industry has faced a unique and more favorable environment. Economic growth in key regions has spurred demand for steel and the raw materials needed for steel production, strongly stimulating international steel prices. In Mexico, resumed manufacturing activity has positively impacted demand for Hylsamex's products. Consequently, Hylsamex is cautiously optimistic for the rest of 2004 as a result of pricing and volume trends observed thus far. In addition, the Company is in a privileged position vis-à-vis other steel producers due to its access to in-house iron ore and DRI's renewed cost advantage. Steel and energy prices remain as the key variables to analyze, which will be profoundly driven by Chinese and U.S. economic growth.

During 1Q04, total volume sold increased noticeably, resulting from greater domestic shipments. Shipments for 1Q04 totaled 787,900 tons, 51,100 tons or 7% greater than the 736,800 tons of the previous quarter and 65,100 tons or 9% more than the 722,800 tons of the same quarter of 2003. The increase in volumes sold versus the previous quarter was due to better shipment levels in every main product segment, especially in the flat product categories. With respect to the same quarter of 2003, the increase relates to higher tonnage sold at the Bar and Rod Division, as well as a moderate increase in coated products.


Shipments
('000 tons)
723
737
788
Exp
Dom
1Q03
4Q03
1Q04

Hylsamex registered solid domestic volume increases in 1Q04. Volume sold in the domestic market totaled 629,900 tons, 34,200 tons or 6% higher than the 595,700 tons of the preceding quarter and 20% or 103,200 tons more than the 526,700 tons registered in the same quarter of 2003. Growth versus the previous quarter came from greater shipments of flat and long steel, despite lower semi-finished billet volumes. Compared to the same quarter of 2003 tonnage sold during 4Q03 increased significantly due to greater shipments across most products, particularly in the Flat and Bar and Rod Divisions, each registering robust 23% increases in domestic volume sold. These increases in domestic volumes for 1Q04 reveal better domestic fundamentals.


Export Revenue
(US$ million)
89
72
92
1Q03
4Q03
1Q04

Export volumes during 1Q04 reached 155,400 tons, 10% or 14,300 tons more than the 141,100 tons of the previous quarter but 21% or 40,700 tons less than the 196,100 tons exported in the same quarter of 2003. The increase versus the previous quarter was due to additional shipments of coated products, which grew by 32%, since greater shipments of flat and tubular products were offset by lower exports of the Bar and Rod Division. The drop in export volume compared to the same quarter of 2003 is a consequence of Hylsamex shifting production to supply orders of domestic clients, however, the Company continues to sense export opportunities abroad. Export prices for 1Q04 calculated in nominal dollars increased versus both comparable periods, following the tendency of international steel prices. Hylsamex achieved export revenues of US$92 million in 1Q04, reflecting an increase of 27% versus the previous quarter's export revenues of US$72 million, and slightly increasing 3% compared to the same quarter of 2003, when export revenues totaled US$89 million. Hylsamex exported a richer mix consisting of more coated products and less non-flat products, a tendency that enhanced the Company's average export revenue per ton.

Hylsamex's revenues increased considerably in 1Q04 as a result of favorable trends in international steel prices and strong sales volume. The Company generated sales revenue of US$461 million (Ps.5,148 million) in 1Q04, 29% higher than the US$359 million (Ps.4,095 million) obtained in the previous quarter and 30% higher than the US$355 million (Ps.4,036 million) achieved in the same quarter of 2003.

The top line also rose notably versus both comparable periods when expressed in Pesos. Measured against to the previous quarter, the Company enjoyed a 26% growth in Pesos. This is mostly explained by an 18% gain in average revenue per ton expressed in Pesos (Ps.6,555 in 1Q04 vs. Ps.5,558 in 4Q03) complemented by a 7% increase in volume. The increase in average revenue per ton was produced by the Company's pricing initiatives implemented since late December 2003, covering the entire spectrum of steel products, in the domestic and export markets. The price increases were put in place gradually throughout the quarter to reflect steel prices in the international markets and the higher cost of certain inputs such as steel scrap. The renewed strength of pricing is not only benefiting the finished product lines but also semi-finished products such as billet. In the comparison against the same quarter of 2003, revenues grew 28% when stated in Pesos. The rise is largely composed of a 17% expansion in average revenue per ton in Pesos (Ps.6,555 in 1Q04 vs. Ps.5,584 in 1Q03) and a 9% increase in shipments. The clear improvement in average revenue per ton was also due to the pricing initiatives already mentioned in this paragraph.

increased

Revenue per ton calculated in dollars was US$585/ton in 1Q04, consisting of a weighted average steel price of US$551/ton and a US$34/ton contribution from other steel revenue. The average steel price for 1Q04 was US$97 or 22% greater than the US$454/ton level recorded in the previous quarter and US$103 or 23% higher than the US$448/ton achieved in the same quarter of 2003. These positive trends result from management's successful efforts to pass through price increases observed in international markets. Other steel revenue remained mostly unchanged when evaluated against the US$33/ton reported in the previous quarter, but decreased US$9 compared to the same quarter of 2003.

Quién Hylsa SA de CV

During the quarter, ~~Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V ("Peña Colorada~~"), one of Hylsamex's mining subsidiaries and a joint venture with Ispat Mexicana, formalized a long-term agreement to supply pellet to China. Peña Colorada will export 500,000 tons of pellet per year during the next five years. To fulfill this agreement, the mining company will use its excess production capacity— as in the past, Hylsamex will continue to fully benefit from Peña Colorada's low cost supply of raw materials. The signing of the contract with an investment grade entity opens the possibility to use it as collateral in the extension of certain export-based loans not included in the July 2002 debt restructuring agreements.

Shipments & Revenue ('000 Tons and Millon of Constant Pesos as of March 31, 2004)	1Q04		4Q03		1Q03	
	Tons	Ps.	Tons	Ps.	Tons	Ps.
Domestic Market	630.0	4,121.7	595.7	3,271.7	526.7	3,025.0
Export Market	157.9	1,025.9	141.1	823.4	196.1	1,011.2
Total	**787.9**	**5,147.6**	**736.8**	**4,095.1**	**722.8**	**4,036.2**

During 1Q04, Hylsamex operated in a rapidly changing environment with respect to input costs and production requirements to meet stronger demand. The Flat Products Division began operations at Mill #1 (Hylsamex's primary flat products facility before the mid-1990s modernization program) at a pace to produce 336,000 tons (average pace during 1Q04) of flat steel per year as sales orders climbed. Meanwhile, since late December 2003, using internally-sourced iron ore from its mines, the Company ramped up production of DRI as a result of the record high scrap prices observed in the market. Hylsamex's utilized 510 thousand tons of DRI in its metallic charge in 1Q04, up 26% and 35% versus the previous quarter and the same quarter of 2003, respectively. This, along with Hylsamex's scrap sourcing efforts focused on selectively purchasing scrap only when the commercial transaction made sense economically, changed the Company's metallic charge compared to recent quarters. As a consequence of DRI's renewed cost competitiveness vis-à-vis scrap and in contrast to 100% scrap-based producers, Hylsamex's flexibility allowed it to register only moderate increases in aggregate COGS and cost per ton.

COGS for 1Q04 amounted to US$350 million (Ps.3,905 million), 10% higher than the US$316 million (Ps.3,613 million) recorded in the preceding quarter and 13% greater than the US$308 million (Ps.3,506 million) registered in the same quarter of 2003. The increases in COGS versus both comparable periods were due to greater shipment levels and to a lesser extent, to higher costs of key inputs such as scrap and energy.

On a per ton basis, COGS in 1Q04 reached US$444/ton, US$15/ton or 3% greater than the US$429/ton attained in the previous quarter and US$18/ton or 4% superior to the US$426/ton recorded in the same quarter of 2003. The US$15/ton increase in cost per ton against the previous quarter was composed of a US$18/ton increase in variable cost partially offset by a US$3/ton decrease in fixed cost. Higher scrap explain the rise in variable cost, whereas greater shipment levels allowed a better spreading of fixed costs, consequently decreasing this cost figure on a per ton basis. The US$18/ton increase in cost per ton judged against the same quarter of 2003 consisted of a US$24/ton increase in variable cost, which was also partially offset by a drop in fixed cost per ton of US$6/ton. The reasons behind the variations against the same quarter of last year are basically the same as those that explain the cost changes versus the previous quarter. An explanation of the quarterly behavior for the main components of COGS follows:

Energy Inputs: The effective natural gas price for Hylsamex during 1Q04 was US$5.15/MMBtu (corresponding to a US$5.30/MMBtu reference average price in South Texas), 3% to the US$5.01/MMBtu observed in the previous quarter and 6% higher than the US$4.85/MMBtu recorded in the same quarter of 2003. During 1Q04, the Company received a US$0.375/MMBtu discount in its natural gas cost on 200 natural gas contracts per month, as a result of the monetization of the US$5.00/MMBtu cap that took place in 4Q03. For 1Q04, the decision to unwind the cap proved favorable since the average monthly South Texas price was below US$5.375/MMBtu from January to March 2004. The Company is constantly monitoring and studying the natural gas markets to manage this exposure. As of the date of this report, the natural gas hedging program consists of the following positions:

Energy Inputs
Quarterly Prices


7.0
6.0
5.0
4.0
3.0
2.0
Natural Gas
@ South Texas
1Q02
3Q02
1Q03
3Q03
1Q04
Electricity (US ¢/KWh)
Natural Gas (US$/MMBtu)

- 2004: 63% of the requirements for November and December hedged with a costless collar of US$4.1225-5.00/MMBtu against the South Texas price; 63% of the requirements for the April to October period remain with a floor at US$4.1225/MMBtu.

- 2005: 32% of the needs for the calendar year are hedged with a US$4.58/MMBtu swap capped at US$7.00/MMBtu, against the NYMEX natural gas price, which historically has been US$0.20 higher than the South Texas price, on average.

Fair Value of Hylsamex's Natural Gas Derivatives[1]: As of ___ 2004, the fair value of Hylsamex's natural gas positions amounts to US$__ million (which represents a positive amount). **PENDIENTE.**

The cost of electricity for 1Q04 was US¢3.96/KWh, 1% greater than the US¢3.92/KWh registered in the previous quarter and 6% higher than the US¢3.74/KWh recorded in the same quarter of 2003. The increase in the cost of electricity versus the same quarter of 2003 was the result of higher international prices for fossil fuels.

Metallic Inputs: The weighted average cost of the Company's metallic charge increased US$21/ton or 14% compared to the previous quarter, and was also US$28/ton or 20% higher than the cost during the same quarter of 2003. In both assessments, the metallic charge's cost increase is attributed to higher scrap costs, as the cost of DRI remained remarkably stable.

DRI's cost marginally increased US$1/ton or 1% in 1Q04 versus the previous quarter, but slightly decreased US$1/ton or 1% compared to the same period of 2003. This stability is due to the fairly steady effective cost of natural gas for Hylsamex, which has hovered around US$5.00/MMBtu since 2003 (see graph), in part as a result of the Company's natural gas hedging strategy. Since late in 2003, DRI has regained competitiveness vis-à-vis steel scrap as a result of the ascending tendency in scrap prices. Accordingly, Hylsamex's competitive position has been enhanced compared to 100% scrap-based producers.

The cost of domestic scrap significantly increased US$40/ton or 30% measured against the preceding quarter and also rose US$51/ton or 42% compared to the same quarter of 2003, following the upward trend exhibited by U.S. scrap prices.

Imported scrap costs markedly increased after the preceding quarter's slight increase: its cost augmented US$91/ton or 57% compared to the previous quarter due to the sharp surge in U.S. scrap prices caused by strong demand from scrap consumers, including Asian demand for this commodity. In the comparison versus the same quarter of 2002, the cost of imported scrap also increased considerably US$114/ton or 83%, again entirely explained by recent trends in U.S. scrap prices. The upward trend in scrap prices should not be seen in isolation as it is a reflection of the tightness observed in international steel markets and is largely associated with improved steel pricing in the long products area and demand from scrap-based steel producers.

OPERATING EXPENSES

Operating expenses for 1Q04 totaled US$30 million (Ps.339 million), 21% higher than the US$25 million (Ps.286 million) spent in the previous quarter and 12% greater than the US$27 million (Ps.308 million) registered in the same quarter of 2003. ~~The modest growth in operating expenses was caused by the Company's increased operating activity. Nevertheless, due to increased revenues and the close control exerted in the SG&A area, the ratio of operating expenses to sales decreased to 6.6% during 1Q04, lower than the 7.0% registered in the previous quarter and the 7.6% observed in the same quarter of 2003.~~ On a per ton basis, operating expenses reached US$39/ton, registering small increases of US$5/ton and US$2/ton compared to the preceding quarter and the same period of 2003, respectively. The rise in operating expenses per ton was in part offset by greater tonnage sold.

[1] The fair value of the natural gas derivatives was estimated internally by the Company.

OPERATING INCOME AND EBITDA

Operating income for 1Q04 totaled US$79 million (Ps.881 million), US$62 million greater than the US$17 million gained in the previous quarter and US$59 million higher than the US$20 million obtained in the same quarter of 2003. This sharp increase in profitability is essentially explained by two reasons. First, management successfully executed price increases across all product categories to reflect the trends in international steel prices, boosting average revenue per ton. Second, Hylsamex's enhanced position as an efficient, vertically integrated minimill, allowed it to expand profit margins more than other steel producers since the Company's unit production costs increased only marginally. To a lesser extent, the healthy increase in shipments permitted a better spreading of fixed costs that further enhanced profitability.

Hylsamex achieved EBITDA in 1Q04 of US$110 million (Ps.1,227 million), US$62 million greater than the US$48 million (Ps.543 million) generated in the previous quarter and US$60 million higher than the US$50 million (Ps.572 million) gained in the same quarter of 2003. The EBITDA Margin was 24% in 1Q04, notably higher than the 13% registered in the previous quarter and than the 14% reached in the same quarter of 2003. The significant rise in EBITDA is explained entirely by the increase in operating income. On a per ton basis, EBITDA reached US$140/ton, more than twice the US$65/ton generated in the previous quarter and exactly two times the US$70/ton obtained in the same quarter of 2003. Assessed on an EBITDA per ton basis, Hylsamex was ~~one of the~~ among the NAFTA region's most profitable steel manufacturers and processors during 1Q04.

EBITDA per Ton
(US$/Ton)


160
140
120
100
80
60
40
20
0
140
2000
2001
2002
2003
1Q04

Quarterly EBITDA
(US$ Millions)


140
120
100
80
60
40
20
0
110
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04

COMPREHENSIVE FINANCIAL RESULT (CFR)

Hylsamex recorded in 1Q04 a net financial gain of US$1 million (Ps.18 million), in contrast to the net financial costs of US$37 million (Ps.425 million) and US$49 million (Ps.551 million) registered in the previous quarter and the same quarter of 2003, respectively. The CFR variations largely had to do with the fluctuation of the Peso-dollar exchange rate and its significant effect on the basically dollarized debt. To a lesser degree, a small spike in domestic inflation in 1Q04 compared to recent quarters produced monetary gains due to the Company's net monetary liability position.

Comprehensive Financial Result Million of Constant MXP as of March 31, 2004	1Q04	4Q03	1Q03
Financial Income	12.7	13.3	30.0
Financial Expenses	(266.4)	(291.1)	(266.8)
Financial Expenses, net	(253.7)	(277.8)	(236.8)
FX Gain (Loss)	86.9	(322.1)	(450.6)
Monetary Position Gain (Loss)	205.5	189.3	149.3
Act. Labor Liability	(16.0)	(20.2)	(16.0)
Capitalized CFR	(4.3)	6.0	3.0
Comprehensive Financial Result	18.4	(424.8)	(551.1)
Macroeconomic Variables			
End-of-period Ps / US$ exchange rate	11.1540	11.2360	10.7671
Appreciation / (Depreciation) of the Peso	(0.73%)	2.83%	4.41%
Domestic inflation	1.62%	1.59%	1.37%

CONSOLIDATED NET INCOME

During 1Q04, the Company registered consolidated net income of US$58 million (Ps.650 million), distinctly in contrast to the net losses of US$56 million (Ps.644 million) and US$35 million (Ps.396 million) reported in the previous quarter and the same quarter of 2003, respectively. In both instances, the bottom line improved chiefly as a result of the sharp rise in operating profitability, the recognition of foreign exchange gains instead of losses, and the accrual of higher equity income from Amazonia.

Net Income (Loss) Integration Millon of Constant Pesos as of March 31, 2004	1Q04
Operating Income	881.2
Integral Financial Result	18.4
Other income and special items, net	(26.7)
Taxes, Current and Deferred	(222.4)
Equity income (loss) associated company	0.0
Consolidated Net Income (Loss) in 1Q04	650.5

NET DEBT VARIATION 1Q04

Net Debt: Hylsamex's net debt as of March 31, 2004 reached US$962 million, US$52 million less than the US$1,014 million outstanding as of December 31, 2003. The reduction in net debt versus the previous quarter was obtained through a notable increase in cash flow from operations, used to increase cash reserves by US$50 million during the quarter.

Net Debt Variation
US$ Million

Net Debt as of December 31, 2003	1,014.3
EBITDA generation	-110.1
Investment in Working Capital by Operations	15.2
Other Items (1)	-2.9
Accrued Interest	18.1
Taxes	10.3
Capital Expenditures	13.0
Accrued PIK Interest	4.3
= Net Debt as of March 31, 2004	962.2

(1) Mainly management fee and pension liability

Cash Taxes Paid: Cash taxes paid during 4Q03 amounted to US$10 million, slightly above the US$8 million paid in the previous quarter but below the US$11 million disbursed in the same quarter of 2003. As of March 31, 2004, the Company holds US$292 million and US$158 million in tax loss carryforwards and asset tax credits, respectively. Tax loss carryforwards can be used to reduce future taxable income and consequently diminish income tax payable. Furthermore, if future income tax accruals are greater than the minimum asset tax, asset tax credits can be utilized to reduce income tax payable up to the minimum asset tax level.

Net Working Capital (NWC): During 1Q04 net working capital represented a use of funds of US$14 million. As the level of operating activity sharply increased during the quarter, the Company invested working capital primarily in accounts receivables and to a lesser degree in inventories. However, the Company exhibited efficient management of working capital as demonstrated by the favorable tendency of the operating activity ratios, as NWC in days dropped to 35 days, from 44 and 46 days in the previous quarter and the same quarter of 2003, respectively. The decrease in NWC in days was led by a 13-day decrease in inventory days, when comparing inventory days of 35 for 1Q04 and the quarterly average inventory days for 2003 of 48.

Capex: Capital expenditures reached US$13 million during 1Q04, US$4 million below the investments made in the previous quarter but US$3 million above the amount disbursed in the same quarter of 2003. Out of that figure US$6 million were disbursed at the Galvak level, where the outlays reflect further progress in connection with its ongoing expansion program. The balance corresponded to US$4 million spent on the removal of overburden material at the mines and to US$3 million that was invested in normal Capex throughout Hylsa. Hylsamex's growth strategy remains focused on Galvak, while at Hylsa, the Company is investing only in replacement Capex and in mine preparation, in order to ensure an efficient and reliable use of the facilities at high rates of utilization.

Liquidity and Cash Reserves

Hylsamex's liquidity clearly improved during 1Q04. The rise in operating income increased the Company's cash reserves considerably during the quarter, to a balance of US$135 million as of March 31, 2004, up US$50 million compared to the balance of US$85 million as of December 31, 2004. Additionally, Hylsa's US$40 million revolving credit facility remains unused since October 2003. Maturities of long-term debt for the next 12 months amount to US$113 million (US$82 million correspond to Hylsa while US$31 million belong to Galvak). Hylsamex plans to utilize internally generated funds to meet these payments and to refinance a US$30 million loan. The refinancing effort is currently underway and although no guarantee can be made, management is confident that an agreement will take place in the near future. The Company's enhanced liquidity is best illustrated by the fixed charges coverage ratio, which indicates that available funds cover by 1.6x non-discretionary uses of cash.

Hylsamex Available Funds vs. Fixed Charges

As of March 31, 2004; US$ MMs



450
400
350
300
250
200
150
100
50
$381
$135
Cash reserves
$246
LTM EBITDA
Fixed Charges Coverage Ratio = 1.6x
$242
$114
CMLTD
$30
Annual Repl.Capex
$34
LTM Taxes Paid
$95
LTM Interest Paid, Net

Key Financial Ratios

Greater EBITDA generation and a reduction in net debt marked the difference towards Hylsamex reaching better levels in its financial ratios. The Company recorded Net Debt to LTM EBITDA of 3.9x as of the end of 1Q04, decreasing significantly from the 5.4x and 4.9x observed in the preceding quarter and the same period of 2003, in that order. The interest coverage ratio (LTM EBITDA to LTM Net Interest Expense) improved in a similar fashion to 2.6x, compared to 2.0x in the previous quarter and 2.1x in the same quarter of 2003. The next graphs illustrate the behavior of the Company's key financial ratios, net debt, and cash reserves over time:



Cash Reserves
US$MMs
Net Debt
US$ MMs
160
140
120
100
80
60
40
20
0
1,400
1,300
1,200
1,100
1,000
900
800
135
962
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
Cash Reserves
Net Debt



Net Debt / LTM EBIDA
Times
Interest Coverage, LTM
Times
9.0
8.0
7.0
6.0
5.0
4.0
3.0
3.0
2.0
1.0
0.0
2.6
3.9
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
Leverage
Interest Coverage

Fair Value of Hylsamex's Interest Rate Derivatives[2]**:** As of April __, 2004, the fair value of Hylsamex's interest rate derivatives position amounted to US$__ million (which represents a positive amount). All of Hylsamex's interest rate derivative transactions are structured as Libor interest rate caps. **PENDIENTE.**

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Hylsamex's minority stake in Amazonia generated a gain of US$__ million (Ps.__ million) in 1Q04, an improvement compared to the gain of US$8 million (Ps.93 million) recorded in the previous quarter, and contrasting to the loss of US$19 million (Ps.211 million) registered in the same quarter of 2003. Sidor posted an outstanding operating performance as a result of the favorable fundamentals in the global steel market in 1Q04, the Company's position as one of the world's lowest-cost steel producers, and its privileged geographical location that allows it to efficiently supply the domestic and export markets.

[2] The fair value of interest rate derivatives was estimated by the Company internally.

07:22:33 p.m. Miles de Pesos (Marzo/2004) — Trimestral

Conceptos	Real 2003 1er. Trim.	Real 2003 2do. Trim.	Real 2003 3er. Trim.	Real 2003 4to. Trim.	Ppto. 2004 1er. Trim.	Ppto. 2004 2do. Trim.	Ppto. 2004 3er. Trim.	Ppto. 2004 4to. Trim.	Real 2004 1er. Trim.	Real 2004 2do. Trim.	Real 2004 3er. Trim.	Real 2004 4to. Trim.
Rotación Clientes	41	43	43	44	0	0	0	0	45	0	0	0
Rotación Inventarios	68	71	69	65 prom = 68	0	0	0	0	59	0	0	0
Rotación Proveedores	31	33	30	32	0	0	0	0	33	0	0	0
Rotación Ctas. x Pagar	22	22	21	22	0	0	0	0	23	0	0	0
Rotación CNT	46	51	51	44	0	0	0	0	35	0	0	0
Cobertura de Intereses	2.41	1.84	1.78	1.91	0.00	0.00	0.00	0.00	4.85	0.00	0.00	0.00
Cobertura de Intereses LTM	2.14	2.26	2.02	1.97	1.84	1.85	1.91	0.00	2.55	0.00	0.00	0.00
AC / PC	1.97	1.89	1.77	1.63	0.00	0.00	0.00	0.00	1.51	0.00	0.00	0.00
P / C	1.70	1.66	1.70	1.84	0.00	0.00	0.00	0.00	1.80	0.00	0.00	0.00
Activo M.E./ Pasivo M.E.	0.90	0.93	0.94	0.96	0.00	0.00	0.00	0.00	1.32	0.00	0.00	0.00
Deuda Neta de Caja ALFA	11,841,287	11,661,904	11,878,975	11,581,261	0	0	0	0	10,731,840	0	0	0
DNC / Capital (Alfa)	1.06	1.02	1.05	1.09	0.00	0.00	0.00	0.00	0.98	0.00	0.00	0.00
DNC / EBITDA (Alfa)	5.22	6.00	6.04	5.47	0.00	0.00	0.00	0.00	2.32	0.00	0.00	0.00
DNC / EBITDA (Alfa - LTM)	5.09	5.10	5.60	5.67	5.98	6.18	6.73	0.00	4.26	0.00	0.00	0.00
Deuda C.P. en Dólares	232,359	206,128	614,452	743,460	0	0	0	0	1,265,711	0	0	0
Deuda C.P. en Pesos	0	0	0	0	0	0	0	0	0	0	0	0
Total Deuda Corto Plazo	232,359	206,128	614,452	743,460	0	0	0	0	1,265,711	0	0	0
Deuda L.P. en Dólares	11,278,528	11,175,219	11,149,139	11,042,454	0	0	0	0	10,941,442	0	0	0
Deuda L.P. en Pesos	759,987	762,901	760,318	761,148	0	0	0	0	0	0	0	0
Total Deuda Largo Plazo	12,038,515	11,938,120	11,909,457	11,803,603	0	0	0	0	10,941,442	0	0	0
Total Deuda	12,270,874	12,144,248	12,523,908	12,547,063	0	0	0	0	12,207,153	0	0	0
Cash Earnings	332,353	259,706	208,565	297,125	0	0	0	0	899,205	0	0	0
Free Cash Flow	73,622	(32,824)	118,979	475,161	0	0	0	0	692,465	0	0	0
Utilidad Neta Mayoritaria	(391,624)	480,436	(283,257)	(652,824)	0	0	0	0	670,769	0	0	0
Capital Contable Mayoritario	9,249,927	9,571,493	9,455,319	8,773,695	0	0	0	0	9,200,181	0	0	0
Utilidad por acción	(0.77)	0.95	(0.56)	(1.29)	0.00	0.00	0.00	0.00	1.32	0.00	0.00	0.00
Precio acción Hylsamex	5.18	6.30	7.10	6.75	0.00	0.00	0.00	0.00	11.42	0.00	0.00	0.00
P / U	(1.67)	1.66	(3.17)	(1.31)	0.00	0.00	0.00	0.00	2.16	0.00	0.00	0.00
P / VL	0.28	0.33	0.38	0.39	0.00	0.00	0.00	0.00	0.63	0.00	0.00	0.00
Valor contable por acción	18.27	18.90	18.67	17.33	0.00	0.00	0.00	0.00	18.17	0.00	0.00	0.00

07:22:50 p.m. Millones de Dólares (Marzo/2004) Trimestral

Conceptos	Real 2003 1er. Trim.	Real 2003 2do. Trim.	Real 2003 3er. Trim.	Real 2003 4to. Trim.	Ppto. 2004 1er. Trim.	Ppto. 2004 2do. Trim.	Ppto. 2004 3er. Trim.	Ppto. 2004 4to. Trim.	Real 2004 1er. Trim.	Real 2004 2do. Trim.	Real 2004 3er. Trim.	Real 2004 4to. Trim.
Reservas Iniciales	56	51	57	64	0	0	0	0	85	0	0	0
Utilidad de Operación	20	13	13	17	0	0	0	0	79	0	0	0
Depreciación y Amortización	31	32	31	30	0	0	0	0	31	0	0	0
EBITDA	50	45	44	48	0	0	0	0	110	0	0	0
Otras Partidas Virtuales	5	5	6	2	0	0	0	0	8	0	0	0
Recursos Generados	56	50	50	50	0	0	0	0	118	0	0	0
Clientes	(1)	(14)	2	(5)	0	0	0	0	(42)	0	0	0
Inventarios	(9)	(16)	12	14	0	0	0	0	(9)	0	0	0
Proveedores y Ctas. por Pagar	(0)	13	(12)	27	0	0	0	0	34	0	0	0
Neto Afiliadas	(0)	(0)	(0)	1	0	0	0	0	1	0	0	0
Capital Neto Trabajo	(11)	(17)	1	36	0	0	0	0	(15)	0	0	0
Inversiones	(10)	(17)	(11)	(17)	0	0	0	0	(13)	0	0	0
Asignaciones	0	0	0	0	0	0	0	0	0	0	0	0
Impuestos y Otros	(15)	(6)	(8)	(9)	0	0	0	0	(12)	0	0	0
Total Flujo de Operación	21	9	32	60	0	0	0	0	78	0	0	0
Productos Financieros	(0)	(5)	(4)	(4)	0	0	0	0	(5)	0	0	0
Sobrante (Faltante)	21	4	28	56	0	0	0	0	73	0	0	0
Comisiones Financieras	0	0	0	0	0	0	0	0	0	0	0	0
Pago Financiero	(29)	(16)	(33)	(41)	0	0	0	0	(28)	0	0	0
Prestamos Bancarios L.P.	5	18	13	7	0	0	0	0	4	0	0	0
Pago Dividendos	0	0	0	0	0	0	0	0	0	0	0	0
With Holding Tax	0	(1)	1	1	0	0	0	0	1	0	0	0
Incremento de Capital	0	0	0	0	0	0	0	0	0	0	0	0
Inc. (Dec.) Reservas	(3)	5	9	23	0	0	0	0	49	0	0	0
Efecto Actualización	(2)	1	(2)	(2)	0	0	0	0	0	0	0	0
Reservas Finales	51	57	64	85	0	0	0	0	135	0	0	0

Volumes				Relative Change	
Tons				1Q04 vs.	1Q04 vs.
	1Q03	4Q03	1Q04	1Q03	4Q03
T.R.C.S/D 1A	70.4	77.4	101.8	44.6%	31.5%
R.C.D.1A	67.9	72	80.8	19.0%	12.2%
R.F.Cruda	46.4	46.3	57.4	23.7%	24.0%
R.F.R. 1A	42.8	52.6	47	9.8%	-10.6%
T.EST. 1A	0	0	0	NA	NA
1A Nac.	227.5	248.4	287	26.2%	15.5%
2A Nac.	23.7	30.1	21.6	-8.9%	-28.2%
Planos Exp.	126.8	56.7	68	-46.4%	19.9%
Total Planos	377.8	335.1	376.6	-0.3%	12.4%
Cinta R.C.S./D	0	0	0	NA	NA
Planos C/CINT	377.8	335.1	376.6	-0.3%	12.4%
Tubo NAC	37.9	33.3	33.3	-12.1%	0.0%
Tubo Exp.	13.9	17.7	22.2	59.7%	25.4%
Total Tubo	51.8	51	55.6	7.3%	9.0%
Varilla	125.1	119.1	121	-3.3%	1.6%
Alambrón	72.1	90.1	97.1	34.7%	7.8%
Billet	16.1	56.6	45	179.5%	-20.5%
N-Planos Nac.	213.8	266.2	263.8	23.4%	-0.9%
N-Planos Exp.	12.1	29.9	16.8	38.8%	-43.8%
Total No-Planos	225.9	296	280.6	**24.2%**	**-5.2%**
Total Hylsa	655.5	682.4	712.8	8.7%	4.5%
Total Ademsa	0	0	0	NA	NA
Total Galvak	137.3	127.1	148.6	8.2%	16.9%
Total Acerex	0	0	38.9	NA	NA
Tot. Hylsamex	722.8	736.8	785.3	8.6%	6.6%
L mina Galv. Nac.	45.5	43.6	50.4	10.8%	15.6%
L mina pint. nac.	27.2	28.3	30	10.3%	6.0%
Tubo nac.	15.2	12.8	13.7	-9.9%	7.0%
Panel Nac.	1.7	2.2	2.5	47.1%	13.6%
Polin Nac.	4.4	3.3	3.7	-15.9%	12.1%
Total Galvak Nac.	94	90.4	100.3	6.7%	**11.0%**
Lámina galv. exp.	33.8	25.2	35.3	4.4%	40.1%
Lámina pint. exp.	5.7	5.3	5.2	-8.8%	-1.9%
Tubo Exp.	3.2	4.6	6.3	96.9%	37.0%
Panel Exp	0.5	1.5	1.1	120.0%	-26.7%
Polin Exp.	0.2	0.4	0.5	150.0%	25.0%
Total Galvak Exp.	43.3	36.8	48.4	11.8%	**31.5%**
Total Galvak	137.3	127.1	148.6	8.2%	**16.9%**
Tot. Acerex Nac.	0	0	36.6	NA	NA
Tot. Acerex Exp.	0	0	2.4	NA	NA
Total Acerex	0	0	38.9	NA	NA